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TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form U-5S

ANNUAL REPORT

For the year ended December 31, 2004

Filed pursuant to the Public Utility Holding Company Act of 1935

XCEL ENERGY, INC.

800 Nicollet Mall
Suite 3000
Minneapolis, MN 55402

ITEM 1. SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2004

Name of Company (add abbreviation used herein)	Number of Common Shares Owned	Percent of Voting Power	Issuer's Book Value	Owner's Book Value	Brief Description
			(in thousands)
Xcel Energy Inc. (Xcel Energy)					Holding Company
Cheyenne Light, Fuel and Power Co. (Cheyenne)(7)	100	100% by Xcel Energy	31,321	31,321	Public utility (gas & electric)
Cheyenne had $32,500,000 in net borrowings from the Money Pool at a rate of 4.02% at 12/31/04
Northern States Power Co., a Minnesota corp. (NSP-Minnesota)	1,000,000	100% by Xcel Energy	2,007,327	2,007,327	Public utility (gas & electric)
NSP-Minnesota had $90,000,000 in short-term debt due to Xcel Energy at an average rate of 5.80% at 12/31/04
NSP-Minnesota had $1,304,000 in notes payable due to UP&L at an average rate of 5.80% at 12/31/04
NSP Nuclear Corp.	40	100% by NSP-Minnesota	2,685	2,685	Holds NSP-MN's interest in Nuclear Management Co. LLC
Nuclear Management Co. LLC (NMC)	(2)	20% by NSP Nuclear Corp.	16,520	3,304	Operates Monticello and Prairie Island nuclear generating plants
	NMC renewed its 364-day revolving credit agreement for $35,000,000 with LaSalle Bank in Chicago during 2004; expiration date 10/2005
Private Fuel Storage LLC(6)	(2)	33.95% by NSP-Minnesota	NA	NA	Developing private temporary spent nuclear fuel storage facility
United Power and Land Co. (UP&L)	40,200	100% by NSP-Minnesota	9,969	9,969	Holds non-utility real estate
UP&L had $1,304,000 in notes receivable due from NSP-Minnesota at an average rate of 5.80% at 12/31/04
Northern States Power Co., a Wisconsin corp. (NSP-Wisconsin)	933,000	100% by Xcel Energy	432,623	432,623	Public utility (gas & electric)
NSP-Wisconsin had $31,500,000 in short-term debt due to Xcel Energy at an average rate of 5.80% at 12/31/04
Chippewa and Flambeau Improvement Co.	8,800	75.86% by NSP-Wisconsin	1,037	787	Operates hydro reservoirs in Wisconsin
Clearwater Investments, Inc. (Clearwater Inv)	100	100% by NSP-Wisconsin	2,461	2,461	Owns interests in affordable housing projects
Clearwater Inv had $700,000 in notes payable due to Xcel Energy at an average rate of 4.02% at 12/31/04
CMS LLC	(2)	33.3% by Clearwater Inv	69	(2)	Owns interests in affordable housing projects
Plover LLC	(2)	10% by Clearwater Inv	700	700	Owns interests in affordable housing projects
Shoe Factory Holdings LLC	(2)	100% by Clearwater Inv	933	933	Owns interests in affordable housing projects
Woodsedge Eau Claire LP	(2)	98% by Clearwater Inv	787	771	Owns interests in affordable housing projects

NSP Lands Inc.	100	100% by NSP-Wisconsin	426	426	Holds non-utility real estate in Wisconsin
Prescott Development LLC*	Inactive	33.3% by NSP Lands Inc.	Inactive	Inactive	Inactive
Public Service Co. of Colorado (PSCo)	100	100% by Xcel Energy	2,286,552	2,286,552	Public utility (gas, electric & thermal)
PSCo had $186,300,000 in short-term debt due to Xcel Energy at an average rate of 4.56% at 12/31/04
PSCo had $17,520,000 in notes receivable due f rom PSR Investments at an average rate of 4.56% at 12/31/04
1480 Welton Inc.	6,500	100% by PSCo	12,748	12,748	Holds real estate
Baugh Lateral Ditch Co.	(1)	24.82% by PSCo	(1)	(1)	Cooling water for generating facilities
Beeman Ditch Co.	(1)	46.25% by PSCo	(1)	(1)	Cooling water for generating facilities
Consolidated Extension Canal Co.	20	53.55% by PSCo	(1)	(1)	Cooling water for generating facilities
East Boulder Ditch Co.	10.600258	88.67% by PSCo	(1)	(1)	Cooling water for generating facilities
Enterprise Irrigating Ditch Co.	11.95	27.16% by PSCo	(1)	(1)	Cooling water for generating facilities
Fisher Ditch Co.	(1)	22.02% by PSCo	(1)	(1)	Cooling water for generating facilities
Gardeners' Mutual Ditch Company	(1)	100% by PSCo	(1)	(1)	Cooling water for generating facilities
Green and Clear Lakes Co.	2,500	100% by PSCo	(1)	(1)	Water storage for Cabin Creek Hydroelectric facility
Hillcrest Ditch and Reservoir Co.	140	77.78% by PSCo	(1)	(1)	Cooling water for generating facilities
Jones and Donnelly Ditch Co.	(1)	43.11% by PSCo	(1)	(1)	Cooling water for generating facilities
Las Animas Consolidated Canal Co.	430.329	76.57% by PSCo	(1)	(1)	Cooling water for generating facilities
PSR Investments Inc.	363,190	100% by PSCo	49,871	49,871	Owns certain life insurance policies acquired prior to 1986
PSR Investments had $17,520,000 in notes payable due to PSCo at an average rate of 4.56% at 12/31/04
United Water Co.	979.375	84.19% by PSCo	(1)	(1)	Cooling water for generating facilities
Southwestern Public Service Co. (SPS)	100	100% by Xcel Energy	780,911	780,911	Public utility (electric)
SPS had $36,000,000 in short-term debt due to Xcel Energy at an average rate of 5.50% at 12/31/04
WestGas InterState Inc.	60,000	100% by Xcel Energy	595	595	Natural gas transmission company

Xcel Energy Communications Group Inc. (Xcel Comm)	100	100% by Xcel Energy	125,574	125,574	Intermediate holding company for subsidiaries providing broadband telecommunications and related services
Xcel Comm had $2,575,000 in notes receivable due from Seren at an average rate of 4.02% at 12/31/04
Xcel Comm had $2,280,000 in notes payable due to Xcel Energy at an average rate of 4.02% at 12/31/04
Xcel Comm had $2,190,000 in notes payable due to NCE Comm at an average rate of 4.02% at 12/31/04
NCE Communications Inc. (NCE Comm)	100	100% by Xcel Comm	10,119	10,119	No operations
NCE Comm had $2,190,000 in notes receivable due from Xcel Comm at an average rate of 4.02% at 12/31/04
Northern Colorado Telecommunications LLC	(2)	50% by NCE Comm	11,109	9,311	Telecommunications
Seren Innovations Inc.	760	100% by Xcel Comm	117,329	117,329	Provides cable, telephone and high speed internet access system
Seren had $2,575,000 in notes payable due to Xcel Comm at an average rate of 4.02% at 12/31/04
Xcel Energy Foundation	NA	100% by Xcel Energy	NA	NA	Charitable activities
Xcel Energy International Inc. (Xcel Intl)	100	100% by Xcel Energy	46,277	46,277	Intermediate holding company for international subsidiaries
Xcel Intl had $4,825,798 in notes receivable due from Xcel Argentina at an average rate of 4.02% at 12/31/04
Ekibastus Power Development Ltd.	(2)	100% by Xcel Intl	(2)	(2)	Company holds coal equipment
Independent Power Americas Inc.*	Inactive	100% by Xcel Intl	Inactive	Inactive	Inactive
Independent Power International Ltd. (Indep Power Intl)	(2)	100% by Xcel Intl	(2)	(2)	Holding company for Independent Power UK Limited
Independent Power UK Ltd.	(2)	100% by Indep Power Intl	(2)	(2)	Developed power plant projects in the UK
Xcel Energy Argentina Inc. (Xcel Argentina)	100	100% by Xcel Intl	34,344	34,344	Holds CIESA assets in Argentina. CIESA assets were sold in the 4th quarter of 2004
Xcel Argentina had $4,825,798 in notes payable due to Xcel Intl at an average rate of 4.02% at 12/31/04

Xcel Energy Markets Holdings Inc. (Xcel Energy Mkts)	100	100% by Xcel Energy	(7,091)	(7,091)	Intermediate holding company for subsidiaries providing energy marketing services
Xcel Energy Mkts had $2,760,000 in notes receivable due from e prime at an average rate of 4.02% at 12/31/04
Xcel Energy Mkts had $7,695,000 in notes payable due to Xcel Energy at an average rate of 4.02% at 12/31/04
e prime Inc. (e prime)*	Inactive	100% by Xcel Energy Mkts	Inactive	Inactive	Inactive
e prime had $2,760,000 in notes payable due to Xcel Energy Mkts at an average rate of 4.02% at 12/31/04
Young Gas Storage Co. (Young Gas)	1,000	100% by e prime	4,453	4,453	Owns 47.5% interest in Young Gas Storage Company, Ltd.
Young Gas Storage Co. Ltd.	NA	47.5% by Young Gas	(2)	(2)	Owns and operates an underground gas storage facility
Xcel Energy O&M Services Inc.*	Inactive	100% by Xcel Energy	Inactive	Inactive	Inactive

Xcel Energy Retail Holdings Inc. (Xcel Retail)	100	100% by Xcel Energy	12,774	12,774	Intermediate holding company for subsidiaries providing services to retail customers
Xcel Retail had $1,145,000 in notes receivable due from Xcel Energy-Cadence Inc at an average rate of 4.02% at 12/31/04
Xcel Retail had $18,049,027 in notes receivable due from Planergy Intl at an average rate of 4.02% at 12/31/04
Xcel Retail had $1,600,000 in notes receivable due from Xcel Energy Performance Contracting Inc. at an average rate of 4.02% at 12/31/04
Xcel Retail had $11,740,000 in notes payable due to e prime Energy Marketing Inc at an average rate of 4.02% at 12/31/04
Xcel Retail had $280,000 in notes payable due to Xcel Energy at an average rate of 4.02% at 12/31/04
Xcel Retail had $7,000,000 in notes payable due to XERS Inc at an average rate of 4.02% at 12/31/04
Xcel Retail had $900,000 in notes payable due to Reddy Kilowatt Corp at an average rate of 4.02% at 12/31/04
Xcel Retail had $3,630,000 in notes payable due to Xcel Energy Prod and Svcs at an average rate of 4.02% at 12/31/04
e prime Energy Marketing Inc.*	Inactive	100% by Xcel Retail	Inactive	Inactive	Inactive
e prime Energy Marketing Inc had $11,740,000 in notes receivable due from Xcel Retail at an average rate of 4.02% at 12/31/04
e prime Florida Inc.*	Inactive	100% by Xcel Retail	Inactive	Inactive	Inactive
Planergy International Inc. (Planergy Intl)	1,000	100% by Xcel Retail	(19,040)	(19,040)	Intermediate holding company
Planergy Intl had $18,049,027 in notes payable due to Xcel Retail at an average rate of 4.02% at 12/31/04
Planergy Services Inc. (Planergy Svcs)	1,000	100% by Planergy Intl	(2)	(2)	Energy services
Planergy Capital Associates Inc.*	Inactive	100% by Planergy Svcs	Inactive	Inactive	Inactive

Reddy Kilowatt Corp.	13,435	100% by Xcel Retail	5,103	5,103	Energy sales and marketing services
Reddy Kilowatt Corp had $900,000 in notes receivable due from Xcel Retail at an average rate of 4.02% at 12/31/04
Xcel Energy-Cadence Inc.	1,000	100% by Xcel Retail	312	312	Partner in Cadence Network
Xcel Energy-Cadence Inc had $1,145,000 in notes payable due to Xcel Retail at an average rate of 4.02% at 12/31/04
Cadence Network Inc.	3,375,000	22.2% by Xcel Energy-Cadence	(327)	(2)	Business process outsourcer
Xcel Energy Performance Contracting Inc.	(2)	100% by Xcel Retail	727	727	Sales of marketing and natural gas
Xcel Energy Performance Contracting Inc had $1,600,000 in notes payable due to Xcel Retail at an average rate of 4.02% at 12/31/04
Xcel Energy Products and Services Inc. (Xcel Prod and Svcs)	236.227	100% by Xcel Retail	4,109	4,109	Retail energy products and services provider
Xcel Prod and Svcs had $3,630,000 in notes receivable due from Xcel Retail at an average rate of 4.02% at 12/31/04
Xcel Energy Wholesale Propane Inc.*	Inactive	100% by Xcel Prod and Svcs	Inactive	Inactive	Inactive
XERS Inc.*	Inactive	100% by Xcel Retail	Inactive	Inactive	Inactive
XERS Inc had $7,000,000 in notes receivable due from Xcel Retail at an average rate of 4.02% at 12/31/04
Xcel Energy Services Inc. (Xcel Svcs)	1,000	100% by Xcel Energy	1	1	Service company for Xcel Energy system
Xcel Svcs had $23,300,000 in notes payable due to Xcel Energy at an average rate of 4.02% at 12/31/04

Xcel Energy Ventures Inc. (Xcel Ventures)	100	100% by Xcel Energy	63,998	63,998	Intermediate holding company for subsidiaries to develop and manage new business ventures
Xcel Ventures had $33,900,000 in notes receivable due from Eloigne at an average rate of 4.02% at 12/31/04
Xcel Ventures had $35,270,000 in notes payable due to Xcel Energy at an average rate of 4.02% at 12/31/04

Eloigne Co. (Eloigne)(4)	820	100% by Xcel Ventures	65,765	65,765	Owns interests in affordable housing projects which qualify for low income housing tax credits
Eloigne had $33,900,000 in notes payable due to Xcel Ventures at an average rate of 4.02% at 12/31/04
Cottage Homesteads of Hillcrest LP	NA	100% by Eloigne	565	565	Owns interests in affordable housing projects
Cottage Homesteads of Willow Ponds LP	NA	100% by Eloigne	847	847	Owns interests in affordable housing projects
Marsh Run of Brainerd LP	NA	100% by Eloigne	1,440	1,440	Owns interests in affordable housing projects
Safe Haven Homes LLC(5)	NA	100% by Eloigne	(2)	(2)	Owns interests in affordable housing projects
Texas-Ohio Pipeline Inc.*	Inactive	100% by Xcel Ventures	Inactive	Inactive	Inactive
Xcel Energy Transco Inc. (Xcel Transco)	NA	100% by Xcel Ventures	(2)	(2)	Intermediate holding company
TRANSLink Development Co. LLC	Inactive	45.23% by Xcel Transco	Inactive	Inactive	Inactive
Xcel Energy Wholesale Group Inc. (Xcel Wholesale)	1,000,000	100% by Xcel Energy	491,377	491,377	Intermediate holding company for subsidiaries providing wholesale energy
Xcel Wholesale had $89,000,000 in notes payable due to UE at an average rate of 4.02% at 12/31/04
Utility Engineering Corp. (UE)(8)	72,000	100% by Xcel Wholesale	143,827	143,827	Engineering, construction management and related services
UE had $89,000,000 in notes receivable due from Xcel Wholesale at an average rate of 4.02% at 12/31/04
UE had $3,569,000 in notes receivable due from Proto-Power Corp at an average rate of 4.02% at 12/31/04
UE had $900,000 in notes receivable from Universal Utility Services LLC at an average rate of 4.02% at 12/31/04
UE had $1,075,000 in notes receivable from Precision Resource Co at an average rate of 4.02% at 12/31/04
UE had $275,000 in notes receivable due from Proto-Power New York Inc at an average rate of 4.02% at 12/31/04

UE had $26,000 in notes receivable due from Proto-Power Michigan Inc at an average rate of 4.02% at 12/31/04
UE had $66,400,000 in notes payable due to Quixx at an average rate of 4.02% at 12/31/04
Precision Resource Co.(8)	1,000	100% by UE	492	492	Contract professional and technical resources
Precision Resource Co had $1,075,000 in notes payable due to UE at an average rate of 4.02% at 12/31/04
Proto-Power Corp.(8)	100	100% by UE	3,680	3,680	Professional engineering
Proto-Power Corp had $3,569,000 in notes payable due to UE at an average rate of 4.02% at 12/31/04
Proto-Power Michigan Inc.	100	100% by Proto-Power Corp.	—	—	To meet licensing requirements for engineering firm doing business in Michigan
Proto-Power Michigan Inc had $26,000 in notes payable due to UE at an average rate of 4.02% at 12/31/04

Proto-Power New York Inc.	882.75	100% by UE	823	823	To meet licensing requirements for engineering firm doing business in New York
Proto-Power New York Inc had $275,000 in notes payable due to UE at an average rate of 4.02% at 12/31/04
Quixx Corp. (Quixx)	51,000	100% by UE	94,628	94,628	Energy related projects
Quixx had $66,400,000 in notes receivable due from UE at an average rate of 4.02% at 12/31/04
BCH Energy LP*	Inactive	42.2% by Quixx	Inactive	Inactive	Inactive
Carolina Energy LP*	Inactive	32% by Quixx, 1% by Quixx Carolina	Inactive	Inactive	Inactive
Dragon Energy Corp. (Dragon)*	Inactive	100% by Quixx	Inactive	Inactive	Inactive
KES Montego Inc. (KES Montego)*	Inactive	100% by Quixx	Inactive	Inactive	Inactive

Quixx Borger Cogen Inc. (Quixx Borger)	10,000	100% by Quixx	—	—	Energy related projects
Quixx Carolina Inc. (Quixx Carolina)*	Inactive	100% by Quixx	Inactive	Inactive	Inactive
Quixx Jamaica Inc. (Quixx Jamaica)*	Inactive	100% by Quixx	Inactive	Inactive	Inactive
KES Jamaica LP*	Inactive	99% by Quixx Jamaica, 1% by KES Montego	Inactive	Inactive	Inactive
Quixx Linden LP	(2)	43.18% by Quixx, 0.50% by Quixxlin	(2)	(2)	Energy related projects
Quixx Louisville LLC	(2)	100% by Quixx	3,845	3,845	Energy related projects
Quixx Mountain Holdings LLC (Quixx Mountain)*	Inactive	100% by Quixx	Inactive	Inactive	Inactive
Front Range Energy Associates LLC*	Inactive	50% by Quixx Mountain	Inactive	Inactive	Inactive
Quixx Power Services Inc. (Quixx Power)	1,000	100% by Quixx	637	637	Energy related projects
ESOCO Crockett Inc. (ESOCO)	10	100% by Quixx Power	246	246	Manage power plant partnerships
Quixx Resources Inc. (Quixx Resources)	10,000	100% by Quixx	217	217	Energy related projects
Borger Energy Associates LP (Borger)	(2)	43.4256% by Quixx Resources, 0.45% by Quixx Borger	(2)	(2)	Energy related projects
Borger Funding Corp.	100	100% by Borger	(2)	(2)	Energy related projects
Quixx WRR LP	(2)	99% by Quixx Resources, 1% by Quixx	—	—	Energy related projects
Quixx WPP94 Inc. (Quixx WPP94)	10,000	100% by Quixx	(9)	(9)	Energy related projects
Quixxlin Corp. (Quixxlin)	10,000	100% by Quixx	22	22	Energy related projects
US Power Fund LP (USPF)	(2)	11.2% by Quixx	(2)	(2)	Private equity fund
Denver City Energy Associates LP(3)	(2)	88.8% by USPF	(2)	(2)	Energy related projects
Windpower Partners 1994 LP	(2)	24.67% by Quixx, 0.33% by Quixx WPP94	(2)	(2)	Energy related projects
Universal Utility Services LLC(8)	(2)	100% by UE	3,149	3,149	Cooling tower maintenance and repair
Universal Utility Services LLC had $900,000 in notes payable due to UE at an average rate of 4.02% at 12/31/04

Xcel Energy WYCO Inc. (Xcel WYCO)	100	100% by Xcel Energy	22,702	22,702	Finance and hold 50% interest in WYCO Development LLC
Xcel WYCO had $4,335,000 in notes payable due to Xcel Energy at an average rate of 4.02% at 12/31/04
WYCO Development LLC	(2)	50% by Xcel WYCO	(2)	(2)	Acquire, own and lease natural gas transportation facilities

*
Indicates inactive entity

(1)
PSCo holds a controlling interest in several relatively small ditch and water companies whose capital requirements are not significant. The investments relate to water needed for electric generating plants.

(2)
Information about certain indirectly owned entities could not be obtained. The value of the investment and equity of these indirectly owned subsidiaries was immaterial to Xcel Energy Inc.

(3)
An Exempt Wholesale Generator (EWG) or Foreign Utility Company (FUCO), as defined.

(4)
Many of Eloigne's investments are Variable Interest Entities (VIE's), as defined by FIN 46. These are listed under Item 5, Investments in Securities of Nonsystem Companies.

(5)
Safe Haven Homes is legally separated from Eloigne Co., but is not financially separable from Eloigne Co. Safe Haven Homes is the general partner and Eloigne Co. is the limited partner of some of Eloigne's affordable housing limited partnerships.

(6)
A Variable Interest Entity, as defined by FIN 46.

(7)
Sold to Black Hills Corporation effective 1/21/05.

(8)
Sold to the Zachry Group effective 4/8/05.

(This page has been left blank intentionally.)

ITEM 1—FOOTNOTES

Subsidiaries of more than one system company are:

System Company	System Company Owners	Investment by Owner
Borger Energy Associates LP	43.4256% by Quixx Resources, 0.45% by Quixx Borger	Reported above
Carolina Energy LP*	32% by Quixx, 1% by Quixx Carolina	Reported above
KES Jamaica LP*	99% by Quixx Jamaica, 1% by KES Montego	Reported above
Plover LLC	90% by Eloigne, 10% by Clearwater Investments	Reported above
Quixx Linden LP	43.18% by Quixx, 0.5% by Quixxlin	Reported above
Quixx WRR, LP	99% by Quixx Resources, 1% by Quixx	Reported above
Windpower Partners 1994 LP	24.67% by Quixx, 0.33% by Quixx WPP94	Reported above

*
Indicates inactive entity

Noncorporate subsidiaries are:

Name of Subsidiary	Type of Organization	Equity Investment
Albany Countryside LP	Limited Partnership	Reported Above
BCH Energy LP*	Limited Partnership	Reported Above
Bemidji Townhouse LP	Limited Partnership	Reported Above
Blaine North Pointe LP	Limited Partnership	Reported Above
Borger Energy Associates LP	Limited Partnership	Reported Above
Carolina Energy LP*	Limited Partnership	Reported Above
Central Towers LP	Limited Partnership	Reported Above
Chaska Brickstone LP	Limited Partnership	Reported Above
Civic Center Apartments LP	Limited Partnership	Reported Above
CMS LLC	LLC	Reported Above
Colfax Prairie Homes LP	Limited Partnership	Reported Above
Cottage Court LP	Limited Partnership	Reported Above
Cottage Homesteads of Hillcrest LP	Limited Partnership	Reported Above
Cottage Homesteads of Willow Ponds LP	Limited Partnership	Reported Above
Cottages of Vadnais Heights LP	Limited Partnership	Reported Above
Crown Ridge Apartments LP	Limited Partnership	Reported Above
Dakotah Pioneer LP	Limited Partnership	Reported Above
Driftwood Partners LP	Limited Partnership	Reported Above
East Creek LP	Limited Partnership	Reported Above
Edenvale Family Housing LP	Limited Partnership	Reported Above
Ekibastus Power Development Ltd.	Limited Partnership	Reported Above
Fairview Ridge LP	Limited Partnership	Reported Above
Farmington Family Housing LP	Limited Partnership	Reported Above
Farmington Townhomes LP	Limited Partnership	Reported Above

Front Range Energy Associates LLC*	LLC	Reported Above
Granite Hill LP	Limited Partnership	Reported Above
Groveland Terrace Townhomes LP	Limited Partnership	Reported Above
Hearthstone Village LP	Limited Partnership	Reported Above
Independent Power International Ltd.	Limited Partnership	Reported Above
Independent Power UK Ltd.	Limited Partnership	Reported Above
J & D 14-93 LP	Limited Partnership	Reported Above
Jefferson Heights of Zumbrota LP	Limited Partnership	Reported Above
KES Jamaica LP*	Limited Partnership	Reported Above
Lakeville Court LP	Limited Partnership	Reported Above
Lauring Green LP	Limited Partnership	Reported Above
Links Lane LP	Limited Partnership	Reported Above
Lyndale Avenue Townhomes LP	Limited Partnership	Reported Above
Mahtomedi Woodland LP	Limited Partnership	Reported Above
Majestic View LP	Limited Partnership	Reported Above
Mankato Townhomes I LP	Limited Partnership	Reported Above
Marsh Run of Brainerd LP	Limited Partnership	Reported Above
Marvin Garden LP	Limited Partnership	Reported Above
MDI LP #44	Limited Partnership	Reported Above
Moorhead Townhomes LP	Limited Partnership	Reported Above
Northern Colorado Telecommunications LLC	LLC	Reported Above
Nuclear Management Co. LLC	LLC	Reported Above
Oakdale Leased Housing Associates LP	Limited Partnership	Reported Above
Park Rapids Townhomes LP	Limited Partnership	Reported Above
Plover LLC	LLC	Reported Above
Polynesian Village 1994 LP	Limited Partnership	Reported Above
Prescott Development LLC*	LLC	Reported Above
Private Fuel Storage LLC	LLC	Reported Above
Quixx Linden LP	Limited Partnership	Reported Above
Quixx Louisville LLC	LLC	Reported Above
Quixx Mountain Holdings LLC*	LLC	Reported Above
Quixx WRR LP	Limited Partnership	Reported Above
Rochester Townhomes LP	Limited Partnership	Reported Above
Rushford Housing LP	Limited Partnership	Reported Above
RWIC Credit Fund LP	Limited Partnership	Reported Above
Safe Haven Homes LLC	LLC	Reported Above
Shade Tree Apartments LP	Limited Partnership	Reported Above
Shakopee Boulder Ridge LP	Limited Partnership	Reported Above

Shenandoah Woods LP	Limited Partnership	Reported Above
Shoe Factory Holdings LLC	LLC	Reported Above
Sioux Falls Housing Equity Fund I LP	Limited Partnership	Reported Above
Sioux Falls Partners LP	Limited Partnership	Reported Above
Sioux River LP	Limited Partnership	Reported Above
St. Cloud Housing LP	Limited Partnership	Reported Above
Stratford Flats LP	Limited Partnership	Reported Above
Tower Terrace LP	Limited Partnership	Reported Above
TRANSLink Development Co. LLC	LLC	Reported Above
US Power Fund LP	Limited Partnership	Reported Above
Windpower Partners 1994 LP	Limited Partnership	Reported Above
Woodland Village LP	Limited Partnership	Reported Above
Woodsedge Eau Claire LP	Limited Partnership	Reported Above
WYCO Development LLC	LLC	Reported Above
Wyoming LP	Limited Partnership	Reported Above
Wyoming LP II	Limited Partnership	Reported Above
Xcel Energy Foundation	Charitable Foundation	Reported Above
Young Gas Storage Co. Ltd.	Limited Partnership	Reported Above

*
Indicates inactive entity

Subsidiaries added during the year were:

NONE.

ITEM 1—FOOTNOTES (continued)

Changes in the status of existing subsidiaries were (continued):

Name of Subsidiary	Date of Status Change	Description of Change	State of Incorporation	Description of Business
NSP Financing II	4/14/2004	Cancelled	Delaware	Special purpose business trust
Corporacion Independiente de Energia SA (CIESA)	6/3/2004	Sold	Delaware	Holding company for Argentina assets
Central Piedra Buena SA	6/3/2004	Sold	Delaware	Owns and operates a 620 MW power plant in Argentina
Hidroelectrica del Sur SA (Hidroelectrica del)	3/29/2004	Sold	Delaware	Holding company
Hidroelectrica Ameghino SA	3/29/2004	Sold	Delaware	Operates a 48 MW hydroelectric plant
Electrica del Sur SA (Electrica del)	10/25/2004	Sold	Delaware	Holding company
Energia del Sur SA	10/25/2004	Sold	Delaware	Operates a 76 MW power plant
IPC Operations Ltd.	6/3/2004	Sold	Delaware	Operates and manages three power plants in Argentina
e prime Georgia Inc.	12/7/2004	Dissolved	Georgia	Inactive
Planergy Energy Services Corp.	1/20/2004	Sold	Delaware	Limit liability associated with borrowing agreements
Planergy Services of California Inc.	1/20/2004	Sold	California	Limit liability associated with borrowing agreements
Planergy Services of Houston Inc.	1/20/2004	Sold	Delaware	Limit liability associated with borrowing agreements
Planergy Services of Texas Inc.	1/20/2004	Sold	Delaware	Limit liability associated with borrowing agreements
Planergy Services USA Inc.	1/20/2004	Sold	Delaware	Limit liability associated with borrowing agreements
Planergy Inc.	1/20/2004	Sold	Texas	Energy services
Planergy Limited	1/20/2004	Sold	New Brunswick	Limit liability associated with borrowing agreements
Bloomington Southview LP	1/15/2004	Sold	Minnesota	Owns interests in affordable housing projects
Applied Power Associates Inc.	11/24/04	Dissolved	Nebraska	Civil engineering

ITEM 2. ACQUISITIONS OR SALES OF UTILITY ASSETS

During 2004, there was one sale of utility assets, which involved consideration of more than $1 million:

1—PSCo sold Eagle Vail Service Center for approximately $3,000,000 on July 8, 2004.

During 2004, there were no acquisitions of utility assets, which involved consideration of more than $1 million.

ITEM 3. ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES

All issuances, sales, pledges, guarantees or assumptions of system securites were reported in a certificate filed pursuant to Rule 24.

ITEM 4. ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

The table below provides a brief description of any system securities acquired, redeemed or retired, whether the securities have been extinguished or held for further disposition, and the authorization or exemption relied upon.

Name of Issuer and Title of Issue	Names of Company Acquiring, Redeeming or Retiring Securities	Consideration	Extinguished (EXT) or Held (H) for Further Disposition	Authorization or Exemption
NSP-Minnesota
First Mortgage Bonds—Series Q—Ramsey	NSP-Minnesota	(2,240,000)	EXT	Rule 42
First Mortgage Bonds—Anoka Resource Recovery—Series 1999	NSP-Minnesota	(2,200,000)	EXT	Rule 42
Public Improvement Assessments—Sherco	NSP-Minnesota	(24,746)	EXT	Rule 42
Seeley Bank Promissory Note	NSP-Minnesota	(6,967)	EXT	Rule 42
NSP-Wisconsin
Ft. McCoy Acquisition Loan	NSP-Wisconsin	(33,785)	EXT	Rule 42
PSCo
First Mortgage Bonds—8.125%	PSCo	(100,000,000)	EXT	Rule 42
Secured MTN's Series B—6.9%	PSCo	(45,000,000)	EXT	Rule 42
Obligation Under Capital Lease	PSCo	(2,000,037)	EXT	Rule 42
Cheyenne
First Mortgage Bonds—7.5%	Cheyenne	(200,000)	EXT	Rule 42
United Power and Land
Public Improvement Bond	UP&L	(27,085)	EXT	Rule 42
Eloigne
Affordable Housing Project Mortgages	Eloigne	(4,543,689)	EXT	Rule 42
Planergy
PSTI Fina	Planergy	(162,975)	EXT	Rule 42
PSTI Mobil Bevil Oaks	Planergy	(56,667)	EXT	Rule 42
PSTI Mobil Fairfield	Planergy	(56,667)	EXT	Rule 42
PSTI Mobil Grapeland	Planergy	(249,747)	EXT	Rule 42
PSTI Mobil Keller	Planergy	(175,049)	EXT	Rule 42
PSHI Tejas	Planergy	(48,811)	EXT	Rule 42
PI Academic Capital Ohio	Planergy	(114,278)	EXT	Rule 42
PI Academic Capital Ontario	Planergy	(1,321,519)	EXT	Rule 42
PI ABB Kentucky	Planergy	(2,051,849)	EXT	Rule 42

(This page has been left blank intentionally.)

ITEM 5. INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

For each system company, excluding subsidiaries exempted from regulation as such pursuant to Section 3(d), securities representing obligations of customers incurred in the ordinary course of business, and temporary cash report as of the end of the year:

(1)
Aggregate amount of investments in persons operating in the retail service area of the owner, or of its subsidiaries. State the number of persons included. If investments were made pursuant to State law, cite the State law under which they were made.

Name of Company	Aggregate Amount of Investments in Persons (Entities) Operating in Retail Svc Area of Owner	Number of Persons (Entities) Included	Description
NSP-Minnesota	$1,416,184	1	Economic Development Loans
NSP-Minnesota	$1,660,150	1	Affordable Housing
NSP-Minnesota	$839,610	1	Other Investments
NSP-Wisconsin	$5,470,003	1	Economic Development Loans
PSCo	$4,030,635	1	Special Deposits
PSCo	$24,867,562	1	Restricted Cash—Collateral
PSCo	$1,687	1	Other Investments

(2)
With respect to securities owned not included in category 1, state the name of the issuer, describe the securities, including number of shares and percentage of voting power as to equity securities, indicate the general nature of the issuer's business, and state the owner's book value of the investment.

Name of Company (add abbreviation used herein)	# of Common Shares Owned	Percent of Voting Power	Issuer's Book Value	Owner's Book Value	Brief Description
			(in thousands)
Beaver Ditch Co.(1)	(2)	8% by PSCo	(2)	(2)	Cooling water for generating facilities
Dry Creek No. 2 Ditch Co.(1)	(2)	9.37% by PSCo	(2)	(2)	Cooling water for generating facilities
McDonald (Prairie) Ditch Co.(1)	(2)	7.93% by PSCo	(2)	(2)	Cooling water for generating facilities
Mutual Lateral Ditch Co.(1)	(2)	5% by PSCo	(2)	(2)	Cooling water for generating facilities
Westmoor Acres Irrigation Co.(1)	(2)	9.09% by PSCo	(2)	(2)	Cooling water for generating facilities
Albany Countryside LP(4)	NA	NA	331	203	Owns interests in affordable housing projects
Bemidji Townhouse LP(4)	NA	NA	764	853	Owns interests in affordable housing projects
Blaine North Pointe LP(4)	NA	NA	(2)	(2)	Owns interests in affordable housing projects
Central Towers LP(4)	NA	NA	3,679	2,288	Owns interests in affordable housing projects
Chaska Brickstone LP(4)	NA	NA	1,544	1,551	Owns interests in affordable housing projects
Civic Center Apartment LLLP(4)	NA	NA	(2)	(2)	Owns interests in affordable housing projects
Colfax Prairie Homes LP(4)	NA	NA	369	361	Owns interests in affordable housing projects
Cottage Court LP(4)	NA	NA	549	(2)	Owns interests in affordable housing projects
Cottages of Vadnais Heights LP(4)	NA	NA	790	674	Owns interests in affordable housing projects
Crown Ridge Apartments LP(4)	NA	NA	129	119	Owns interests in affordable housing projects
Dakotah Pioneer LP(4)	NA	NA	1,465	1,052	Owns interests in affordable housing projects
Driftwood Partners LP(4)	NA	NA	1,505	580	Owns interests in affordable housing projects
East Creek LP(4)	NA	NA	1,340	1,325	Owns interests in affordable housing projects
Edenvale Family Housing LP(4)	NA	NA	1,353	1,464	Owns interests in affordable housing projects

Name of Company (add abbreviation used herein)	# of Common Shares Owned	Percent of Voting Power	Issuer's Book Value	Owner's Book Value	Brief Description
			(in thousands)
Fairview Ridge LP(4)	NA	NA	1,619	1,830	Owns interests in affordable housing projects
Farmington Family Housing LP(4)	NA	NA	1,774	1,873	Owns interests in affordable housing projects
Farmington Townhomes LP(4)	NA	NA	623	623	Owns interests in affordable housing projects
Granite Hill LP(4)	NA	NA	307	153	Owns interests in affordable housing projects
Hearthstone Village LP(4)	NA	NA	199	137	Owns interests in affordable housing projects
J & D 14-93 LP(4)	NA	NA	841	(2)	Owns interests in affordable housing projects
Jefferson Heights of Zumbrota LP(4)	NA	NA	(2)	(2)	Owns interests in affordable housing projects
Lakeville Court LP(4)	NA	NA	1,176	988	Owns interests in affordable housing projects
Lauring Green LP(4)	NA	NA	163	351	Owns interests in affordable housing projects
Links Lane LP(4)	NA	NA	1,248	1,236	Owns interests in affordable housing projects
Lyndale Avenue Townhomes LP(4)	NA	NA	1,806	1,749	Owns interests in affordable housing projects
Mahtomedi Woodland LP(4)	NA	NA	1,542	1,604	Owns interests in affordable housing projects
Majestic View LP(4)	NA	NA	312	308	Owns interests in affordable housing projects
Mankato Townhomes I LP(4)	NA	NA	1,430	1,399	Owns interests in affordable housing projects
Marvin Garden LP(4)	NA	NA	232	263	Owns interests in affordable housing projects
MDI LP #44(4)	NA	NA	249	237	Owns interests in affordable housing projects
Moorhead Townhomes LP(4)	NA	NA	1,708	1,821	Owns interests in affordable housing projects
Oakdale Leased Housing Associates LP(4)	NA	NA	933	(2)	Owns interests in affordable housing projects
Park Rapids Townhomes LP(4)	NA	NA	709	717	Owns interests in affordable housing projects
Plover LLC(4)	NA	NA	700	700	Owns interests in affordable housing projects
Polynesian Village 1994 LP(4)	NA	NA	(569)	98	Owns interests in affordable housing projects
Rochester Townhomes LP(4)	NA	NA	1,202	1,204	Owns interests in affordable housing projects

Name of Company (add abbreviation used herein)	# of Common Shares Owned	Percent of Voting Power	Issuer's Book Value	Owner's Book Value	Brief Description
			(in thousands)
Rushford Housing LP(4)	NA	NA	977	946	Owns interests in affordable housing projects
RWIC Credit Fund LP(4)	NA	NA	197	877	Owns interests in affordable housing projects
Shade Tree Apartments LP(4)	NA	NA	1,238	1,154	Owns interests in affordable housing projects
Shakopee Boulder Ridge LP(4)	NA	NA	1,690	1,821	Owns interests in affordable housing projects
Shenandoah Woods LP(4)	NA	NA	1,308	1,435	Owns interests in affordable housing projects
Sioux Falls Housing Equity Fund I LP(3)(4)	NA	NA	384	(2)	Owns interests in affordable housing projects
Sioux Falls Partners LP(4)	NA	NA	222	170	Owns interests in affordable housing projects
Sioux River LP(4)	NA	NA	318	324	Owns interests in affordable housing projects
St. Cloud Housing LP(4)	NA	NA	2,005	2,090	Owns interests in affordable housing projects
Stratford Flats LP(4)	NA	NA	429	432	Owns interests in affordable housing projects
Tower Terrace LP(4)	NA	NA	917	621	Owns interests in affordable housing projects
Woodland Village LP(4)	NA	NA	714	271	Owns interests in affordable housing projects
Wyoming LP(4)	NA	NA	941	941	Owns interests in affordable housing projects
Wyoming LP II(4)	NA	NA	1,312	1,212	Owns interests in affordable housing projects

        *Indicates inactive entity

(1)
PSCo holds a controlling interest in several relatively small ditch and water companies whose capital requirements are not significant. The investments relate to water needed for generating facilities.

(2)
Information about certain indirectly owned entities was not readily available. The value of the investment and equity of these indirectly owned subsidiaries was not material to Xcel Energy Inc.

(3)
Eloigne's investment in Cumberland and North Cleveland is combined and reported on the Sioux Falls Housing Equity Fund I LP line.

(4)
A Variable Interest Entity (VIE), as defined in FIN 46.

ITEM 6. OFFICERS AND DIRECTORS

Part I

As of December 31, 2004, the officers and directors of all system companies are as follows:

Legend of Abbreviations

AC	Assistant Controller	EVP	Executive Vice President
AS	Assistant Secretary	GC	General Counsel
AT	Assistant Treasurer	P	President
AVP	Assistant Vice President	PFO	Principal Financial Officer
C	Controller	S	Secretary
CB	Chairman of the Board	SVP	Senior Vice President
CEO	Chief Executive Officer	T	Treasurer
CFO	Chief Financial Officer	VC	Vice Chairman of the Board
COO	Chief Operating Officer	VP	Vice President
D	Director
Subsidiary	Name	Principal Business Address	Position(s) Held
1480 Welton, Inc.	Blaeser, Patrice D. Bulloch, Gina L. Delaney, Judith A. Hart, Cathy J. Lesher, Cynthia L. Peterson, Carol J. Schell, Mary P. Widdel, Susan G.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN	AS D AT VP, S D, CB, P AS VP, T D, VP
Borger Energy Associates, LP	Hardenbergh, Frank E. Heller, Clarence Jackson, Rachel Johnson, Doug McCausland, Robert Ross Murphy, Mel Steele, James J. Witzing, Michael Zenner, Thomas H.	Amarillo, TX Amarillo, TX Amarillo, TX Amarillo, TX Amarillo, TX Amarillo, TX Amarillo, TX Amarillo, TX Amarillo, TX	Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep
Borger Funding Corporation	Blaeser, Patrice D. Darby, Terrence Delaney, Judith A. Gross, Scott I. McCausland, Robert Ross Peterson, Carol J. Schroeder, Andrew E. Sinclair, Stephen J.	Minneapolis, MN Amarillo, TX Denver, CO Amarillo, TX Amarillo, TX Denver, CO Amarillo, TX Amarillo, TX	AS D, VP AT VP, S, T D, P, COO AS VP D, VP

Cadence Network, Inc.	Alvaro, Jay Case, Janice B. Christopher, James Collins, Jack A. Doyle, William F. King, Stephen M. Ingle, Donald B. Jaeger, Douglas W. Lieberman, Jeff Ludlow, Madeleine Noonan, Sheila	Cincinnatti, OH Cincinnatti, OH Cincinnatti, OH Cincinnatti, OH Cincinnatti, OH Cincinnatti, OH Cincinnatti, OH Eau Clair, WI Cincinnatti, OH Cincinnatti, OH Cincinnatti, OH	S D VP, COO VP D AS D D D D, P, CEO VP
Cheyenne Light, Fuel and Power Co.
Blaeser, Patrice D.
Bonavia, Paul J.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gray, William W.
Hart, Cathy J.
Johnson, Gary R.
Jones, Catherine A.
Kaysen, Richard L.
Kelly, Richard C.
Madden, Teresa S.
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
Vincent, Patricia K.
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Cheyenne, WY
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Cheyenne, WY
Minneapolis, MN
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
		Denver, CO	AS VP D, CB AT VP, CFO AS VP, S D, VP, GC AS P, CEO D, VP C, VP AS AT T, VP VP
Chippewa and Flambeau Improvement Co.	Berg, William L. Blevins, W. Everson, Karen L. Swenson, Michael L. Zawacki, William P.	Eau Clair, WI Eau Clair, WI Eau Claire, WI Eau Claire, WI Eau Claire, WI	D D D, S, T D, P D, VP
Clearwater Investments, Inc.
Blaeser, Patrice D.
Everson, Karen L.
Ewanika, Robert H.
Fox, Jean C.
Fowke, Ben G.S. III
Gray, Eric V.
Hart, Cathy J.
Peterson, Carol J.
Reck, Donald R.
Reecy, Jacqueline S.
Schell, Mary P.
	Swenson, Michael L.	Minneapolis, MN Eau Claire, WI Minneapolis, MN Eau Claire, WI Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Eau Claire, WI Minneapolis, MN Minneapolis, MN Eau Claire, WI	AS AT VP AS D, VP, T AT VP, S AS D, VP VP, C AT D, P

Consolidated Extension Canal Co.	Gardner, Loyde Halffield, Donald R. Jr. Rhodes, Randolph A. Ridley, Harrell Willhite, Amy	Golden, CO Golden, CO Golden, CO Golden, CO Golden, CO	D D, P D, VP D D, S, T
East Boulder Ditch Co.	Rhodes, Randolph A. TenEyck, Greg Willhite, Amy	Golden, CO Golden, CO Golden, CO	D, P D, VP D, S, T
Ekibastus Power Development Ltd.	Schiburr, Laura L. Shah, Paras M.	Minneapolis, MN Minneapolis, MN	D D
e prime Energy Marketing, Inc.	Blaeser, Patrice D. Delaney, Judith A. Figoli, Darla Gersack, Michael C. Hart, Cathy J. Kawakami, Timothy Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Denver, CO Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO	AS AT AT VP, T VP, S D, P AS AT D, CB
e prime Florida, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Hart, Cathy J. Kawakami, Timothy Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP, S D, P AS AT D, CB
e prime, inc.	Blaeser, Patrice D. Bonavia, Paul J. Delaney, Judith A. Figoli, Darla Fowke, Ben G.S. III Hart, Cathy J. Kelly, Richard C. McDaniel, Marvin Peterson, Carol J. Schell, Mary P. Wilks, David M.	Minneapolis, MN Denver, CO Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Golden, CO	AS D, CB, P, CEO AT VP VP, T S D VP AS AT D

Eloigne Co.	Blaeser, Patrice D. Ewanika, Robert H. Fowke, Ben G.S. III Gray, Eric V. Hart, Cathy J. Johnson, Gary R. McCarten, Laura Peterson, Carol J. Tyson, George E. II Schell, Mary P. Winter, Nancy B.	Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN	AS D, P D, CB AT VP, S D D AS T, VP AT C
Enterprise Irrigating Ditch Co.	Crifasi, Bob Love, Nancy Neibur, Jay Rhodes, Randolph A. Willhite, Amy	Golden, CO Golden, CO Golden, CO Golden, CO Golden, CO	D D, VP D D, P D, S, T
ESOCO Crockett, Inc.	Johnson, Doug McCausland, Robert Ross Murphy, Mel Rugg, Raymond F.	Amarillo, TX Amarillo, TX Amarillo, TX Denver, CO	VP, S D, EVP, COO D, VP D, P, CEO
Fisher Ditch Co.	Fiore, Larry Gavito, Kenneth L. Halffield, Donald R. Jr. Paulino, Mike Willhite, Amy	Golden, CO Denver, CO Golden, CO Golden, CO Golden, CO	D D, VP D, P D D, S, T
Front Range Energy Associates, LLC	Gross, Scott I. Hopper, Jay McCausland, Robert Ross Robeson, Rose Wyrsch, Martha B.	Amarillo, TX Lakewood, CO Amarillo, TX Lakewood, CO Lakewood, CO	S Mgmt Comm Rep, CB Mgmt Comm Rep, VC AT AS
Green and Clear Lakes Co.	Blaeser, Patrice D. Bulloch, Gina L. Delaney, Judith A. Hart, Cathy J. Lesher, Cynthia L. Peterson, Carol J. Schell, Mary P. Widdel, Susan G.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN	AS D AT VP, S D, CB, P AS VP, T D, VP

Hillcrest Ditch and Reservoir Co.	Alexander, Rob Rhodes, Randolph A. Willhite, Amy	Golden, CO Golden, CO Golden, CO	D, VP D, P D, S, T
Independent Power Americas, Inc.	Connelly, Michael C. Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schiburr, Laura L. Shah, Paras M. Stoering, Mark E. Yazvec, Michael J.	Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN	VP VP, S D, CB AS D, VP D, P D VP, T
Independent Power International, Ltd.	Kelly, Richard C. Stoering, Mark E.	Minneapolis, MN Minneapolis, MN	D D
Independent Power UK, Ltd.	Hart, Cathy J. Kelly, Richard C. Stoering, Mark E.	Minneapolis, MN Minneapolis, MN Minneapolis, MN	S D D
KES Montego, Inc.	Blaeser, Patrice D. Gross, Scott I. McCausland, Robert Ross Murphy, Mel Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Amarillo, TX Amarillo, TX Amarillo, TX Denver, CO Denver, CO	AS VP, S, T D, P, COO VP AS D, CB, CEO
Las Animas Consolidated Canal Co.	Brown, Glen Gardner, Lloyde Halffield, Donald R. Jr. Rhodes, Randolph A. Willhite, Amy	Golden, CO Golden, CO Golden, CO Golden, CO Golden, CO	D D D, P D, VP D, S, T
NCE Communications, Inc.	Blaeser, Patrice D. Delaney, Judith A. Fowke, Ben G.S. III Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Tyson, George E. II Vincent, Patricia K.	Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO	AS AT VP, T VP, S D, P AS AT AT D, VP
Northern Colorado Telecommunications, LLC	Stoering, Mark E. Yazvec, Michael J. Frasene, Rob Coma, Rick	Minneapolis, MN Minneapolis, MN Denver, CO Denver, CO	Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep

Northern States Power Company—MN
Blaeser, Patrice D.
Bonavia, Paul J.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Jones, Catherine A.
Kelly, Richard C.
Larson, Kent T.
Lesher, Cynthia L.
Madden, Teresa S.
Peterson, Carol J.
Rechek, Peter F.
Schell, Mary P.
Tyson, George E. II
Vincent, Patricia K.
Wilks, David M.
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
St. Paul, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
		Golden, CO	AS VP D, CB, CEO AT VP, CFO VP VP, S D, VP, GC AS D, P, COO VP VP C, VP AS AS AT VP, T VP VP
Northern States Power Company—WI
Blaeser, Patrice D.
Bonavia, Paul J.
Brunetti, Wayne H.
Fowke, Ben G.S. III
Fox, Jeanne C.
Gogel, Raymond E.
Hart, Cathy J.
Jones, Catherine A.
Johnson, Gary R.
Kelly, Richard C.
Lesher, Cynthia L.
Madden, Teresa S.
Peterson, Carol J.
Schell, Mary P.
Swenson, Michael L.
Tyson, George E. II
Vincent, Patricia K.
Wilks, David M.
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Eau Claire, WI
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
Minneapolis, MN
Eau Claire, WI
Minneapolis, MN
Denver, CO
		Golden, CO	AS VP D, CB D, VP, CFO AS, AT VP VP, S AS D, VP, GC D, VP VP C, VP AS AT D, P, CEO VP, T D, VP VP

NSP Lands, Inc.
Blaeser, Patrice D.
Bulloch, Gina L.
Everson, Karen L.
Flynn, Ronald F.
Fox, Jean C.
Hart, Cathy J.
Lesher, Cynthia L.
Musso, James A.
Pagel, Lori R.
Peterson, Carol J.
Reck, Donald R.
Schell, Mary P.
Swenson, Michael L.
Widdel, Susan G.
Minneapolis, MN
Denver, CO
Eau Claire, WI
Eau Claire, WI
Eau Claire, WI
Minneapolis, MN
Minneapolis, MN
Eau Claire, WI
Minneapolis, MN
Denver, CO
Eau Claire, WI
Minneapolis, MN
Eau Claire, WI
		Minneapolis, MN	AS D T VP AS VP, S P D, VP D AS D, VP AT D VP
NSP Nuclear Corporation	Blaeser, Patrice D. Brunetti, Wayne H. Delaney, Judith A. Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Wilks, David M.	Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Golden, CO	AS D, CB, P, CEO AT VP, S D, VP, T, CFO AS AT D, VP
Nuclear Management Company, LLC
Anderson, Craig G.
Bohn, Lyle H.
Cayia, Fred
Cooper, Douglas E.
Coutu, Tom
Cowan, John P.
Ewers, Benjamin J. Jr.
Malone, Daniel J.
Palmisano, Thomas J.
Peifer, Mark A.
Reddemann, Mark
Rogoff, Jonathan M.
Sellman, Michael B.
Solymossy, Joseph M.
Van Middlesworth, Gary
Wilks, David M.
Wilson, David L.
Hudson, WI
Hudson, WI
Two Rivers, WI
Hudson, WI
Two Rivers, WI
Hudson, WI
Hudson, WI
Hudson, WI
Brownville, NE
Hudson, WI
Two Rivers, WI
Hudson, WI
Hudson, WI
Welch, MN
Hudson, WI
Golden, CO
		Hudson, WI	SVP SVP VP SVP VP EVP Chief Nuclear Officer SVP, T, CFO VP VP VP SVP VP, GC, S P, CEO VP VP D VP

Planergy Capital Associates, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Gill Finstad, Natalie Hart, Cathy J. Peterson, Carol J. Schell, Mary P. Vincent, Patricia K. Ziebell, Anne M.	Minneapolis, MN Denver, CO Denver, CO New Jersey Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN	AS AT T VP S AS AT D, CB, P AS
Planergy International, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Gill Finstad, Natalie Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO New Jersey Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP S D AS AT D, CB, P
Planergy Services, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Gill Finstad, Natalie Hart, Cathy J. Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO New Jersey Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO	AS AT T VP S AS AT D, CB, P
Precision Resource Company	Barron, Eddie T. Brazille, Doris Corbell, Royce W. Ewell, Kenneth A. Gresham, Robert McNabb, Barbara F. Musick, Monica A. Rugg, Raymond F. Splawn, Gwen Troublefield, Daniel B.	Denver, CO Amarillo, TX Amarillo, TX Groton, CT Denver, CO Amarillo, TX Amarillo, TX Denver, CO Amarillo, TX Amarillo, TX	D D T D D S VP D, CB, CEO D, P, COO VP
Prescott Development, LLC	Durhman, Neil E. Hagness, Larry B. Kenas, Vern R.	Eau Claire, WI Eau Claire, WI Eau Claire, WI	D, P D, VP D, S, T

Proto-Power Corporation	Blaeser, Patrice D. Everett, Kenneth L. Ewell, Kenneth A. McCausland, Robert Ross Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Groton, CT Groton, CT Amarillo, TX Denver, CO Denver, CO	AS D, S, T D, P, VP, CEO AT AS D, CB
Proto-Power Michigan, Inc.	Blaeser, Patrice D. Collette, Paul H. Ewell, Kenneth A. McCausland, Robert Ross Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Groton, CT Groton, CT Amarillo, TX Denver, CO Denver, CO	AS D, VP D, P AT AS D, CB, S, T
Proto-Power New York, Inc.	Blaeser, Patrice D. Barron, Eddie T. Collette, Paul H. Everett, Kenneth L. Ewell, Kenneth A. McCausland, Robert Ross Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Denver, CO Groton, CT Groton, CT Groton, CT Amarillo, TX Denver, CO Denver, CO	AS D, VP VP S, T D, P, CEO VP AS D, CB
PSR Investments, Inc.	Blaeser, Patrice D. Delaney, Judith A. Fowke, Ben G.S. III Hart, Cathy J. Johnson, Gary R. Kelly, Richard C. Madden, Teresa S. Peterson, Carol J. Schell, Mary P. Tyson, George E. II	Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN	AS AT D, CB, P VP, S D D D, VP, C AS VP, T VP

Public Service Company of Colorado
Blaeser, Patrice D.
Bonavia, Paul J.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Jones, Catherine A.
Kelly, Richard C.
Lesher, Cynthia L.
Madden, Teresa S.
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
Vincent, Patricia K.
Wilks, David M.
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Denver, CO
		Golden, CO	AS VP D, CB, CEO AT VP, CFO VP VP, S D, VP, GC AS P, CEO VP VP, C AS AT VP, T VP VP
Quixx Borger Cogen, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gross, Scott I. McCausland, Robert Ross Murphy, Mel Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Denver, CO Amarillo, TX Amarillo, TX Amarillo, TX Denver, CO Denver, CO	AS AT VP, S, T, D D, P, COO VP, D AS D, CB, CEO
Quixx Carolina, Inc.	Blaeser, Patrice D. Gross, Scott I. McCausland, Robert Ross Murphy, Mel Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Amarillo, TX Amarillo, TX Amarillo, TX Denver, CO Denver, CO	AS VP, S, T D, P, COO VP AS D, CB, CEO
Quixx Corporation
Blaeser, Patrice D.
Brunetti, Wayne H.
Corbell, Royce W.
Delaney, Judith A.
Gross, Scott I.
Johnson, Gary R.
Kelly, Richard C.
McCausland, Robert Ross
Peterson, Carol J.
Rugg, Raymond F.
	Schell, Mary P.	Minneapolis, MN Minneapolis, MN Amarillo, TX Denver, CO Amarillo, TX Minneapolis, MN Minneapolis, MN Amarillo, TX Denver, CO Denver, CO Minneapolis, MN	AS D C AT VP, S, T D D, CB EVP AS D, P, CEO AT

Quixx Jamaica, Inc.	Blaeser, Patrice D. Gross, Scott I. McCausland, Robert Ross Murphy, Mel Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Amarillo, TX Amarillo, TX Amarillo, TX Denver, CO Denver, CO	AS VP, S, T D, P, COO VP AS D, CB, CEO
Quixx Linden, LP	Johnson, Doug McCausland, Robert Ross Murphy, Mel Steele, James J. Zenner, Thomas H.	Amarillo, TX Amarillo, TX Amarillo, TX Lynden, NJ Lynden, NJ	Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep Mgmt Comm Rep
Quixx Mountain Holdings, LLC	Gross, Scott I. McCausland, Robert Ross Rugg, Raymond F.	Amarillo, TX Amarillo, TX Denver, CO	S, T VP, AS P
Quixx Power Services, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gross, Scott I. Kelly, Richard C. McCausland, Robert Ross Murphy, Mel Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Denver, CO Amarillo, TX Minneapolis, MN Amarillo, TX Amarillo, TX Denver, CO Denver, CO	AS AT VP, S, T D D, P, COO VP AS D, CB, CEO
Quixx Resources, Inc.	Gross, Scott I. McCausland, Robert Ross Miller, Monte L.	Amarillo, TX Amarillo, TX Amarillo, TX	D, CB, P VP D, S, T
Quixx WPP94, Inc.	Blaeser, Patrice D. Gross, Scott I. McCausland, Robert Ross Murphy, Mel Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Amarillo, TX Amarillo, TX Amarillo, TX Denver, CO Denver, CO	AS VP, S, T D, P, COO VP AS D, CB, CEO
Quixxlin Corporation	Blaeser, Patrice D. Delaney, Judith A. Gross, Scott I. McCausland, Robert Ross Murphy, Mel Peterson, Carol J. Rugg, Raymond F.	Minneapolis, MN Denver, CO Amarillo, TX Amarillo, TX Amarillo, TX Denver, CO Denver, CO	AS AT D, VP, S, T D, P, COO D, VP AS D, CB, CEO

Reddy Kilowatt Corporation	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Hart, Cathy J. Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP, S AS AT D, CB, P
Safe Haven Homes, LLC	Ewanika, Robert H. Fowke, Ben G.S. III	Minneapolis, MN Minneapolis, MN	Manager Manager
Seren Innovations, Inc.
Blaeser, Patrice D.
Delaney, Judith A.
Derechin, Laurie A.
Fowke, Ben G.S. III
Fuchs, Nancy J.
Gackle, Cresston W.
Gamble, James H.
Glass, Peter M.
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Kelly, Richard C.
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
Wietecki, Keith H.
Zuehlke, Brad
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
		Minneapolis, MN	AS AT VP D, CFO, T VP, C AS VP VP, GC D VP, S D D, CB AS AT AT D, P, CEO VP
Southwestern Public Service Company
Blaeser, Patrice D.
Bonavia, Paul J.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gibson, Gary L.
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Jones, Catherine A.
Kelly, Richard C.
Madden, Teresa S.
Marshall, JoEllen
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
Vincent, Patricia K.
Wilks, David M.
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Amarillo, TX
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Amarillo, TX
Denver, CO
Minneapolis, MN
Minneapolis, MN
Denver, CO
		Golden, CO	AS VP D, CB AT VP, CFO D, P, CEO VP VP, S D, VP, GC AS D, VP VP, C AS AS AT VP, T VP VP

Texas-Ohio Pipeline, Inc.	Blaeser, Patrice D. Bonavia, Paul J. Delaney, Judith A. Figoli, Darla Fowke, Ben G.S. III Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Wilks, David M.	Minneapolis, MN Denver, CO Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Golden, CO	AS D, P, CEO AT T VP S D, CB AS AT D
United Power and Land Company	Blaeser, Patrice D. Bulloch, Gina L. Delaney, Judith A. Gray, Eric V. Hart, Cathy J. Lesher, Cynthia L. Peterson, Carol J. Schell, Mary P. Widdel, Susan G.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN	AS D AT AT VP, S D, CB, P AS VP, T D, VP
United Water Company	Buczek, Sonny Halffield, Donald R. Jr. Munger, Ken Willhite, Amy Yelenick, John	Denver, CO Golden, CO Golden, CO Golden, CO Golden, CO	D, VP D, P D D, S, T D
Utility Engineering Corporation
Barron, Eddie T.
Blaeser, Patrice D.
Brunetti, Wayne H.
Corbell, Royce W.
Delaney, Judith A.
Ewell, Kenneth A.
Gresham, Robert A.
Hart, Cathy J.
Henke, Daniel E.
Hessen, Corey N.
Johnson, Gary R.
Kelly, Richard C.
McCausland, Robert Ross
Peterson, Carol J.
Richey, Barry L.
Rugg, Raymond F.
Schell, Mary P.
Williams, Jimmy D.
Denver, CO
Minneapolis, MN
Minneapolis, MN
Amarillo, TX
Denver, CO
Groton, CO
Denver, CO
Minneapolis, MN
Amarillo, TX
Denver, CO
Minneapolis, MN
Minneapolis, MN
Amarillo, TX
Denver, CO
Omaha, NE
Denver, CO
Minneapolis, MN
		Amarillo, TX	SVP, COO AS D C AT SVP VP VP, S VP VP D D, CB SVP, CFO, AS, T AS VP D, P, CEO AT VP

Westgas Interstate, Inc.	Basler, Donald J. Blaeser, Patrice D. Delaney, Judith A. Fowke, Ben G.S. III Haeger, Kurtis J. Hart, Cathy J. Peterson, Carol J. Schell, Mary P. Tyson, George E. II Vincent, Patricia K. West, Peter	Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN	VP AS AT VP, T VP VP, S AS AT AT D, CB, P, CEO D
Xcel Energy Argentina, Inc.	Blaeser, Patrice D. Connelly, Michael C. Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schiburr, Laura L. Shah, Paras M. Stoering, Mark E. Yazvec, Michael J.	Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN	AS VP VP, S D, CB AS D, VP D, P D VP, T
Xcel Energy—Cadence, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Hart, Cathy J. Jaeger, Douglas W. Madden, Teresa S. Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP, S VP VP, C AS AT D, CB, P, CEO
Xcel Energy Communications Group, Inc.
Blaeser, Patrice D.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Kelly, Richard C.
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
	Vincent, Patricia K.	Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO	AS D AT VP, T VP VP, S D D, CB, P, CEO AS AT AT VP

Xcel Energy Inc.	Anderson, Richard H.
Blaeser, Patrice D.
Brunetti, Wayne H.
Burgess, C. Coney
Christensen, David A.
Delaney, Judith A.
Fowke, Ben G.S. III
Hart, Cathy J.
Hemminghaus, Roger R.
Hirschfeld, A. Barry
Johnson, Gary R.
Jones, Catherine A.
Kelly, Richard C.
Leatherdale, Douglas W.
Madden, Teresa S.
McDaniel Jr., Marvin E.
Moreno, Albert F.
Peterson, Carol J.
Peterson, Ralph R.
Preska, Margaret R.
Sampson, A. Patricia
Schell, Mary P.
Tyson, George E. II
Weatherby, Scott L.	Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Amarillo, TX
Sioux Falls, SD
Denver, CO
Minneapolis, MN
Minneapolis, MN
San Antonio, TX
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
San Francisco, CA
Denver, CO
Minneapolis, MN
Mankato, MN
Plymouth, MN
Minneapolis, MN
Minneapolis, MN
		Minneapolis, MN	D AS D, CB, CEO D D AT VP, CFO VP, S D D VP, GC AS D, P, COO D VP, C AC D AS D D D AT VP, T AC
Xcel Energy Foundation	Brunetti, Wayne H. Kelly, Richard C. Lesher, Cynthia L. Vincent, Patricia K. Willis, Elizabeth A.	Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN	D, P D, T D D D, S
Xcel Energy International, Inc.	Blaeser, Patrice D. Brunetti, Wayne H. Delaney, Judith A. Fowke, Ben G.S. III Hart, Cathy J. Johnson, Gary R. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Tyson, George E. II	Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN	AS D AT VP, CFO VP, S D, VP D, CB, P AS AT VP, T

Xcel Energy Markets Holdings, Inc.	Blaeser, Patrice D. Bonavia, Paul J. Brunetti, Wayne H. Delaney, Judith A. Fowke, Ben G.S. III Hart, Cathy J. Johnson, Gary R. Kelly, Richard C. Peterson, Carol J. Schell, Mary P.	Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN	AS D, P, CEO D AT VP, T VP, S D D, VP AS AT
Xcel Energy O&M Services, Inc.	Blaeser, Patrice D. Delaney, Judith A. Fowke, Ben G.S. III Hart, Cathy J. Johnson, Gary R. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Tyson, George E. II Vincent, Patricia K.	Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO	AS AT VP, T VP, S D D, VP AS AT AT D, CB, P
Xcel Energy Performance Contracting, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Gill Finstad, Natalie Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO New Jersey Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP VP, S D AS AT D, CB, P
Xcel Energy Products and Services, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Hart, Cathy J. Jaeger, Douglas W. Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP, S D, P AS AT D, CB

Xcel Energy Retail Holdings, Inc.
Blaeser, Patrice D.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Hart, Cathy J.
Johnson, Gary R.
Kawakami, Timothy
Kelly, Richard C.
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
	Vincent, Patricia K.	Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO	AS D AT VP, T VP, S D VP D AS AT AT D, P, CEO, CB
Xcel Energy Services, Inc.
Blaeser, Patrice D.
Bonavia, Paul J.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Kelly, Richard C.
Lesher, Cynthia L.
Madden, Teresa S.
Peterson, Carol J.
Schell, Mary P.
Sparby, David M.
Tyson, George E. II
Vincent, Patricia K.
Wilks, David M.
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
Minneapolis, MN
Minneapolis, MN
Minneapolis, MN
Denver, CO
		Golden, CO	AS VP D, CB, CEO AT VP, CFO VP VP, S D, VP, GC D, P, COO VP VP, C AS AT VP VP, T VP VP
Xcel Energy Transco, Inc.
Blaeser, Patrice D.
Delaney, Judith A.
Fisher, Mary J.
Fowke, Ben G.S. III
Hart, Cathy J.
Johnson, Gary R.
Johnson, James P.
Kelly, Richard C.
Mertz, Douglas J.
Peterson, Carol J.
Schell, Mary P.
	Tyson, George E. II	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN	AS AT P, CEO VP, T VP, S D VP D, CB VP AS AT AT

Xcel Energy Ventures, Inc.
Blaeser, Patrice D.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Kelly, Richard C.
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
	Vincent, Patricia K.	Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO	AS D AT VP, T VP VP, S D D, CB, P, CEO AS AT AT VP
Xcel Energy Wholesale Group, Inc.
Blaeser, Patrice D.
Brunetti, Wayne H.
Delaney, Judith A.
Fowke, Ben G.S. III
Gogel, Raymond E.
Hart, Cathy J.
Johnson, Gary R.
Kelly, Richard C.
Peterson, Carol J.
Schell, Mary P.
Tyson, George E. II
	Vincent, Patricia K.	Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO	AS D AT VP, T VP VP, S D D, CB, P, CEO AS AT AT VP
Xcel Energy Wholesale Propane, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Hart, Cathy J. Kawakami, Timothy Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP, S D, P AS AT D, CB
Xcel Energy WYCO, Inc.	Blaeser, Patrice D. Bonavia, Paul J. Delaney, Judith A. Fowke, Ben G.S. III Hart, Cathy J. Peterson, Carol J. Schell, Mary P. Tyson, George E. II Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Minneapolis, MN Denver, CO	AS D, VP AT VP, T VP, S AS AT AT D, CB, P, CEO

XERS, Inc.	Blaeser, Patrice D. Delaney, Judith A. Gersack, Michael C. Hart, Cathy J. Kawakami, Timothy Peterson, Carol J. Schell, Mary P. Vincent, Patricia K.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Denver, CO	AS AT VP, T VP, S VP AS AT D, CB, P, CEO
Young Gas Storage Company, Ltd.	Fowke, Ben G.S. III Zinko, Donald J.	Minneapolis, MN Colorado Springs, CO	Mgmt Comm Rep Mgmt Comm Rep
Young Gas Storage Company	Blaeser, Patrice D. Bonavia, Paul J. Delaney, Judith A. Fowke, Ben G.S. III Hart, Cathy J. Kelly, Richard C. Peterson, Carol J. Schell, Mary P. Wilks, David M.	Minneapolis, MN Denver, CO Denver, CO Minneapolis, MN Minneapolis, MN Minneapolis, MN Denver, CO Minneapolis, MN Golden, CO	AS D, CB, P AT VP, T VP, S D AS AT D

PART II

With respect to each officer and director with a financial connection within the provisions of Section 17(c) of the Act, show:

Name of Director or Officer(1)	Name and Location of Financial Institution(2)	Position Held in Financial Institution(3)	Applicable Extension Rule(4)
C. Coney Burgess	Herring Bancorp Inc., Vernon, TX Herring Bank Herring Bankshares Inc., Altus, OK Monarch Trust Co., Amarillo, TX	Chairman & Director Chairman & Director Chairman & Director Pres., Chm. & Director	70(a)

Part III

State the disclosures made in each system company's most recent proxy statement and annual report on Form 10-K with respect to:

  (a)
  The compensation of directors and executive officers of system companies;

  (b)
  Their interest in the securities of system companies including options or other rights to acquire securities;

  (c)
  Their contracts and transaction with system companies;

  (d)
  Their indebtedness to system companies;

  (e)
  Their participation in bonus and profit-sharing arrangements and other benefits;

  (f)
  Their rights to indemnity.

From the Proxy Statement of Xcel Energy Inc.:

Directors' Compensation for 2004

The following table provides information on our compensation and reimbursement practices during 2004 for non-employee directors. Neither Mr. Brunetti nor Mr. Kelly, each employed by the Company, received any compensation for his Board activities.

	Prior to Aug. 31 2004	After Sept. 1, 2004
Annual Director Retainer	$33,600	$35,000
Board Meeting Attendance Fees (per meeting)	$1,200	$1,500
Telephonic Meeting Attendance Fees (per meeting)	$500	$650
Committee Meeting Attendance Fees (per meeting)	$1,200	$1,500
Additional Retainer for Committee Chair:
Governance, Compensation & Nominating Committee	$3,000	$5,000
Operations, Nuclear & Environmental Committee	$3,000	$5,000
Audit Committee	$6,000	$10,000
Finance Committee	$5,000	$5,000
Stock Equivalent Units	$52,800	$52,800

We have a Stock Equivalent Plan for Non-Employee Directors to more closely align directors' interests with those of our shareholders. Under this Stock Equivalent Plan, directors may receive an annual award of stock equivalent units with each unit having a value equal to one share of our common stock. Stock equivalent units do not entitle a director to vote and are only payable as a distribution of whole shares of the Company's common stock upon a director's disability or termination of service. The stock equivalent units fluctuate in value as the value of our common stock fluctuates. Additional stock equivalent units are accumulated upon the payment of, and at the same value as, dividends declared on our common stock.

On May 21, 2004, each non-employee director of the Company received an award of 3,287 stock equivalent units representing approximately $52,800 in cash value. Additional stock equivalent units were accumulated during 2004 as dividends were paid on our common stock. The number of stock equivalents for each non-employee director is listed in the Beneficial Ownership Table on page 35.

During 2004, directors were able to participate in a deferred compensation plan that provided for deferral of director retainer and meeting fees until after retirement from the Board. A director could defer director retainer and meeting fees into the Stock Equivalent Plan. A director who elected to defer compensation under this plan may receive a premium of 20% of the compensation that is deferred. In December 2004, the Board amended a number of executive and director compensation plans, including the Stock Equivalent Plan for Non-Employee Directors and the Non-Employee Directors Deferred Compensation Plan, in part to comply with deferred compensation requirements of new Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), as added by Section 885 of the American Jobs Creation Act of 2004, and other legislation. As a result of the amendments, participation in the Stock Equivalent Plan for Non-Employee Directors and the Non-Employee Directors Deferred Compensation Plan was frozen. The plans will continue to operate in accordance with their terms with respect to amounts deferred and/or awarded prior to January 1, 2005. It is expected that the plans will be amended in 2005 in order to achieve compliance with the new deferred compensation requirements.

COMMON STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND 5% SHAREHOLDERS

The following table sets forth information concerning beneficial ownership of our common stock as of March 4, 2005, for: (a) each director and nominee for director; (b) the Named Executive Officers set forth in the Summary Compensation Table; (c) the directors and executive officers as a group; and (d) each beneficial holder of more than 5% of our voting securities. Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. None of the individual directors or officers or the nominee for director listed in the Beneficial Ownership Table below owned more than 0.28% of Xcel Energy's common stock. None of these individuals owns any shares of Xcel Energy's preferred stock.

Beneficial Ownership Table

Name and Principal Position of Beneficial Owner	Common Stock(4)	Stock Equivalents(5)	Options Exercisable Within 60 Days	Restricted Stock	Total
Wayne H. Brunetti Chairman of the Board and Chief Executive Officer	264,108.99	152,143.84	677,660.00	42,331.84	1,136,244.67
Richard H. Anderson Director	776.00	3,405.81	—	—	4,181.81
C. Coney Burgess Director	9,411.82	27,556.15	—	—	36,967.97
David A. Christensen(1) Director	1,000.00	53,479.85	—	—	54,479.85
Roger R. Hemminghaus Director	6,640.93	38,191.35	—	—	44,832.28
A. Barry Hirschfeld Director	14,543.20	30,154.63	—	—	44,697.83

Richard C. Kelly(2) President, Chief Operating Officer and Director	71,275.12	65,575.81	224,750.00	3,298.00	364,898.93
Douglas W. Leatherdale Director	1,100.00	52,883.48	—	—	53,983.48
Albert F. Moreno Director	2,325.00	36,656.12	—	—	38,981.12
Ralph R. Peterson Director	—	5,726.61	—	—	5,726.61
Margaret R. Preska Director	1,300.00	36,199.15	—	—	37,499.15
A. Patricia Sampson Director	1,369.15	34,555.06	—	—	35,924.21
Ronald M. Moquist Nominee for Director	12,000.00	—	—	—	12,000.00
Gary R. Johnson Vice President and General Counsel	42,492.86	19,399.33	91,227.00	—	153,119.19
Paul J. Bonavia President, Commercial Enterprises	36,386.96	22,933.48	186,000.00	3,613.00	248,933.44
Patricia K. Vincent President, Customer and Field Operations	24,142.29	23,837.23	37,200.00	4,020.00	89,199.52
Capital Research and Management Company(3) 333 South Hope Street Los Angeles, CA 90071	27,579,500.00	—	—	—	27,579,500.00
Directors and Executive Officers as a group (24 persons)	681,211.02	689,520.62	1,568,056.00	69,713.99	3,008,501.63

(1)
Mr. Christensen's term as director will expire as of the date of this year's Annual Meeting.

(2)
Mr. Kelly's wife owns 407.84 of these shares and 4,497 of these shares are held in a trust for which Mr. Kelly serves as trustee. Mr. Kelly disclaims beneficial ownership of these shares.

(3)
Based on Schedule 13G filed on February 14, 2005, Capital Research and Management Company is deemed to beneficially own these shares as a result of acting as investment advisor to various investment companies. Capital Research and Management Company has stated that it has sole investment power, but no voting power, with respect to these shares. These shares represented approximately 6.9% of our outstanding common stock at March 4, 2005.

(4)
At March 4, 2005, the closing price of Xcel Energy common stock on the New York Stock Exchange was $17.84.

(5)
Includes performance-based restricted stock units in the following amounts: Mr. Brunetti, 137,401.58; Mr. Kelly, 60,070.04; Mr. Johnson, 19,399.33; Mr. Bonavia, 20,891.26; and Ms. Vincent, 21,637.75. These performance-based restricted stock units will vest upon satisfaction of certain criteria, including achievement of a specific level of total shareholder return, as discussed in more detail on page 46. This does not include certain other performance-based restricted stock granted in 2005 that will not vest until the end of 2006 at the earliest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers to file with the Securities and Exchange Commission reports regarding their ownership and changes in ownership of our stock. We are required to disclose whether we have knowledge that any person required to file such a report may have failed to do so in a timely manner. We believe that during 2004, all of our officers and our directors subject to such reporting obligations have satisfied all Section 16(a) filing requirements. In making this statement, we have relied upon examinations of the copies of Forms 3, 4 and 5 and the written representations of our directors and executive officers.

EXECUTIVE COMPENSATION

The following tables set forth cash and non-cash compensation for each of the last three fiscal years ended December 31, 2004, for the Company's Chief Executive Officer and each of the four next most highly compensated executive officers serving as officers at December 31, 2004 (collectively, the "Named Executive Officers"). As set forth in the footnotes, the data presented in this table and the tables that follow include amounts paid to the Named Executive Officers in 2004 by the Company or any of its subsidiaries.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary($)	Bonus($)(1)	Other Annual Compensation ($)(2)	Restricted Stock Awards ($)(3)	Number of Securities Underlying Options and SARs(#)	LTIP Payouts ($)(4)	All Other Compensation ($)(5)
Wayne H. Brunetti Chairman and Chief Executive Officer	2004 2003 2002	1,065,000 1,065,000 1,065,000	416,281 1,175,542 —	9,670 1,728 9,836	— — —	— — —	3,547,489 — —	117,624 217,841 95,832
Richard C. Kelly President and Chief Operating Officer	2004 2003 2002	655,000 532,361 510,000	195,782 1,000,000 —	10,167 2,127 2,243	— — —	— — —	1,101,425 — —	58,977 89,850 45,917
Gary R. Johnson Vice President and General Counsel	2004 2003 2002	390,000 390,000 390,000	106,097 500,000 —	910 1,091 1,329	— — —	— — —	642,408 — —	21,620 17,589 26,656
Paul J. Bonavia President, Commercial Enterprises	2004 2003 2002	420,000 385,000 385,000	107,226 264,405 —	7,497 11,198 3,956	— — —	— — —	634,173 — —	47,110 110,333 9,278
Patricia K. Vincent President, Customer & Field Operations	2004 2003 2002	435,000 368,333 340,000	119,305 283,235 —	8,397 3,806 2,982	— — —	— — —	560,036 — —	19,622 34,993 13,780

(1)
The amounts in this column represent awards earned under the Xcel Energy Inc. Executive Annual Incentive Award Plan that was approved by shareholders in 2000. For Mr. Brunetti, Mr. Kelly, Mr. Bonavia and Ms. Vincent, the amounts for 2004 include the value of 11,690, 2,749, 3,011, and 3,350, respectively, shares of restricted common stock that such officers elected to receive in lieu of a portion of the cash payment to which they were otherwise entitled under the Xcel Energy Inc. Executive Annual Incentive Award Plan. For Mr. Bonavia, the amount for 2004 includes the pre-tax value of 3,011 shares of unrestricted common stock he elected to receive in lieu of a portion of the cash payment to which he was otherwise entitled under the Xcel Energy Inc. Executive Annual Incentive Award Plan. In addition to the amounts shown in this column, for 2004 Mr. Brunetti, Mr. Kelly, Mr. Bonavia and Ms. Vincent received restricted common stock in amounts equal to 20% of the portion of the awards that such officers elected to receive as restricted common stock in lieu of cash payment and Mr. Bonavia received unrestricted common stock in an amount equal to 5% of the portion of the award that he elected to receive as unrestricted common stock in lieu of cash payment. For Mr. Brunetti and Mr.

  Bonavia, the amounts for 2003 include the value of 33,780 shares of restricted common stock and 7,598 shares of unrestricted common stock, respectively, that such officers elected to receive in lieu of a portion of the cash payment to which they were otherwise entitled under the Xcel Energy Inc. Executive Annual Incentive Award Plan. In addition to the amounts shown in this column, for 2003 Mr. Brunetti received restricted common stock in an amount equal to 20% of the portion of the award that he elected to receive as restricted common stock in lieu of cash payment and Mr. Bonavia received unrestricted common stock in an amount equal to 5% of the portion of the award that he elected to receive as unrestricted common stock in lieu of cash payment.

(2)
The amounts shown include reimbursements for taxes on certain personal benefits, including perquisites such as financial planning and home security services, received by the Named Executive Officers. The value of the perquisites received by each of the Named Executive Officers is below the reporting threshold contained in the Securities and Exchange Commission's rules and, thus, is not included in this column.

(3)
At December 31, 2004, Messrs. Brunetti and Kelly held shares of restricted stock. Mr. Brunetti held 51,741.72 and Mr. Kelly held 1,733.29 shares of restricted stock with an aggregate value of $941,699 and $31,546, respectively. Restricted stock vests in three equal annual installments and the holders are entitled to receive dividends at the same rate as paid on all other shares of common stock. The dividends are reinvested in additional shares of stock which is also restricted for the same periods as the underlying restricted stock on which the dividends are paid. At December 31, 2004, Mr. Brunetti held 135,844.67 performance-based restricted stock units, with an aggregate value of $2,472,373, Mr. Kelly held 59,389.38 performance-based restricted stock units, with an aggregate value of $1,080,887, Mr. Johnson held 19,179.51 performance-based restricted stock units, with an aggregate value of $349,067, Mr. Bonavia held 20,654.54 performance-based restricted stock units, with an aggregate value of $375,913, and Ms. Vincent held 21,392.57 performance-based restricted stock units, with an aggregate value of $389,345. On January 20, 2005, dividend equivalents of 1,556.91, 680.66, 219.82, 236.72 and 245.18 were credited to Mr. Brunetti, Mr. Kelly, Mr. Johnson, Mr. Bonavia and Ms. Vincent, respectively. The performance-based restricted stock units were issued pursuant to grants under the Xcel Energy Inc. Omnibus Incentive Plan approved by shareholders in 2000 and will vest upon satisfaction of certain criteria, including achievement of a specified level of total shareholder return, as discussed in more detail on page 46. If the specified performance targets are not satisfied within four years of grant, the performance-based restricted stock units will be forfeited.

(4)
Represents earnings due to lapse of restrictions on performance-based restricted stock units granted on March 28, 2003. Restrictions on the performance-based restricted stock units lapsed, but not before one year from the date of grant, after the achievement of a 27% total shareholder return ("TSR") for 10 consecutive business days and other criteria relating to Xcel Energy's common equity ratio. Effective November 11, 2003, both the TSR and common equity ratios had been achieved and, accordingly, the restrictions on the performance-based restricted stock units lapsed on March 29, 2004 and each recipient received shares of common stock equal to the number of performance-based restricted stock units then held by such recipient. Mr. Brunetti received 196,428 pre-tax shares. Mr. Kelly received 60,987 pre-tax shares. Mr. Johnson received 35,571 pre-tax shares. Mr. Bonavia received 35,115 pre-tax shares. Ms. Vincent received 31,010 pre-tax shares.

(5)
The amounts represented in the "All Other Compensation" column for the year 2004 for the Named Executive Officers include the following:

Name	Company Matching 401(k) Contributions ($)	Contributions to the Non-Qualified Savings Plan ($)	Value of the remainder of insurance premiums paid by the Company under the Officer Survivor Benefit Plan ($)	Imputed Income as a result of the Life Insurance paid by the Company ($)	Accrued Vacation Pay ($)	Earnings Accrued under Deferred Compensation Plan ($)	Total ($)
Wayne H. Brunetti	8,200	34,400	n/a	5,581	20,481	48,962	117,624
Richard C. Kelly	8,200	18,000	n/a	2,834	12,596	17,347	58,977
Gary R. Johnson	1,400	n/a	1,229	2,415	—	16,576	21,620
Paul J. Bonavia	8,200	4,600	n/a	1,526	—	32,784	47,110
Patricia K. Vincent	8,200	7,129	n/a	n/a	—	4,293	19,622

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

The following table indicates for each of the Named Executive Officers the number and value of exercisable and unexercisable options and stock appreciation rights as of December 31, 2004.

			Number of Securities Underlying Unexercised Options/SARs at FY-End (#)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)(1)
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Wayne H. Brunetti	—	—	692,850	756,000	—	—
Richard C. Kelly	—	—	224,750	228,000	—	—
Gary R. Johnson	—	—	100,365	147,000	—	—
Paul J. Bonavia	—	—	186,000	153,000	—	—
Patricia K. Vincent	—	—	37,200	107,000	—	—

(1)
Option values were calculated based on a $18.20 closing price of Xcel Energy common stock, as reported on the New York Stock Exchange at December 31, 2004.

Long-Term Incentive Plan Awards in Last Fiscal Year(1)

The following table shows information on awards granted during 2004 under the Xcel Energy Inc. Omnibus Incentive Plan approved by shareholders in 2000 for each person in the Summary Compensation Table.

					Estimated Future Payouts Under Non-Stock Price-Based Plans
	Number of Shares, Units or Other Rights(2)
Name			Performance or Other Period Until Maturation or Payout		Threshold ($)(3)	Target ($)(#)	Maximum ($)
Wayne H. Brunetti	129,764 129,764	(3) (4)	1/1/04 - 12/31/06 1/1/04 - 12/31/07	(4)	$552,469	$2,209,875 129,764 units	$4,419,750 129,764 units
Richard C. Kelly	56,731 56,731	(3) (4)	1/1/04 - 12/31/06 1/1/04 - 12/31/07	(4)	$241,531	$966,125 56,731 units	$1,932,250 56,731 units
Gary R. Johnson	18,321 18,321	(3) (4)	1/1/04 - 12/31/06 1/1/04 - 12/31/07	(4)	$78,000	$312,000 18,321 units	$624,000 18,321 units
Paul J. Bonavia	19,730 19,730	(3) (4)	1/1/04 - 12/31/06 1/1/04 - 12/31/07	(4)	$84,000	$336,000 19,730 units	$672,000 19,730 units
Patricia K. Vincent	20,435 20,435	(3) (4)	1/1/04 - 12/31/06 1/1/04 - 12/31/07	(4)	$87,000	$348,000 20,435 units	$696,000 20,435 units

(1)
The amounts in this table for the year 2004 represent awards made under the performance-based restricted stock unit and performance share components described under "Long-Term Incentives" in the Report of the Governance, Compensation and Nominating Committee.

(2)
Each performance share or performance-based restricted stock unit represents the value of one share of Xcel Energy common stock.

(3)
Represents performance shares component. If the threshold for the performance share component of the 35th percentile is achieved, the payout could range between 25% and 200%. Payout values, while based on percentile performance, are also determined by the price of Xcel Energy common stock at payout. The estimated future payout amounts set forth above are based on a stock price of $17.03, which was the average of the high and low price of Xcel Energy common stock on January 2, 2004, the date of grant. At March 4, 2005, the closing price of Xcel Energy common stock was $17.84.

(4)
Represents the performance-based restricted stock unit component. Restrictions on the performance-based restricted stock units will lapse, but not before one year from the date of grant, after the achievement of a 27% total shareholder return ("TSR") for 10 consecutive business days. If the TSR target is not met within four years, the grant will be forfeited. TSR is measured using the market price per share of Xcel Energy common stock, which at the grant date was $17.03, plus common dividends declared after grant date. Additional units are credited during the restricted period at the same rate as dividends paid on all other shares of outstanding common stock. The dividend equivalents are subject to all terms of the original grant. As of December 31, 2004, the following dividend equivalents have been credited: Mr. Brunetti, 6,081; Mr. Kelly, 2,658; Mr. Johnson, 859; Mr. Bonavia, 925; and Ms. Vincent, 958. On January 20, 2005, additional dividend equivalents of 1,557, 681, 220, 237 and 245 were credited to Mr. Brunetti, Mr. Kelly, Mr. Johnson, Mr. Bonavia and Ms. Vincent, respectively.

Pension Plan Table

The following table shows estimated combined pension benefits payable to a covered participant from the qualified and non-qualified defined benefit plans maintained by the Company and its subsidiaries and the Xcel Energy Supplemental Executive Retirement Plan (the "SERP"). The Named Executive Officers are all participants in the SERP and the qualified and non-qualified defined benefit plans sponsored by us.

	Years of Service
Highest Average Compensation	10 years	15 years	20 or more years
$ 200,000	$55,000	$82,500	$110,000
225,000	61,875	92,813	123,750
250,000	68,750	103,125	137,500
275,000	75,625	113,438	151,250
300,000	82,500	123,750	165,000
350,000	96,250	144,375	192,500
400,000	110,000	165,000	220,000
450,000	123,750	185,625	247,500
500,000	137,500	206,250	275,000
600,000	165,000	247,500	330,000
700,000	192,500	288,750	385,000
800,000	220,000	330,000	440,000
900,000	247,500	371,250	495,000
1,000,000	275,000	412,500	550,000
1,100,000	302,500	453,750	605,000
1,200,000	330,000	495,000	660,000
1,300,000	357,500	536,250	715,000
1,400,000	385,000	577,500	770,000
1,500,000	412,500	618,750	825,000
1,600,000	440,000	660,000	880,000
1,700,000	467,500	701,250	935,000
1,800,000	495,000	742,500	990,000
1,900,000	522,500	783,750	1,045,000
2,000,000	550,000	825,000	1,100,000
2,100,000	577,500	866,250	1,155,000
2,200,000	605,000	907,500	1,210,000
2,300,000	632,500	948,750	1,265,000
2,400,000	660,000	990,000	1,320,000
2,500,000	687,500	1,031,250	1,375,000
2,600,000	715,000	1,072,500	1,430,000
2,700,000	742,500	1,113,750	1,485,000

The benefits listed in the Pension Plan Table are not subject to any deduction or offset. The compensation used to calculate the SERP benefits is base salary as of December 31 plus annual incentive. The Salary and Bonus columns of the Summary Compensation Table for 2004 reflect the covered compensation used to calculate SERP benefits.

The SERP benefit accrues ratably over 20 years and, when fully accrued, is equal to (a) 55% of the highest three years covered compensation of the five years preceding retirement or termination minus (b) any other qualified or non-qualified benefits. The SERP benefit is payable as an annuity for 20 years, or as a single lump-sum amount equal to the actuarial equivalent present value of the 20-year annuity. Benefits are payable at age 62, or as early as age 55, but would be reduced 5% for each year that the benefit commencement date precedes age 62. The approximate credited years of service under the SERP as of December 31, 2004, were as follows:

Mr. Brunetti	20 years
Mr. Kelly	37 years
Mr. Johnson	26 years
Mr. Bonavia	7 years
Ms. Vincent	11 years

Notwithstanding any special provisions related to pension benefits described under the heading "Employment Agreements and Severance Arrangements," the Company has granted additional credited years of service to Mr. Brunetti and Ms. Vincent for purposes of SERP accrual. The Company agreed to grant full accrual of SERP benefits to Mr. Brunetti at age 62, and, consequently the credited years of service for Mr. Brunetti in the above table reflects this full accrual. The Company agreed to grant Ms. Vincent five additional credited years of service, which are included in the above table. Additionally, the Company has agreed to grant full accrual of SERP benefits to Mr. Bonavia at age 57 and 8 months if he continues to be employed by the Company until such age.

In December 2004, the Board amended a number of executive and director compensation plans, including the SERP, in part to comply with deferred compensation requirements of new Section 409A of the Code, as amended by Section 885 of the American Jobs Creation Act of 2004, and other legislation. As a result of the amendments, participation in the SERP was frozen and the accrual of new benefits was prohibited after December 31, 2004. The plan will continue to operate in accordance with its terms with respect to amounts accrued and vested prior to January 1, 2005. It is expected that the plan will be amended in 2005 in order to achieve compliance with the new deferred compensation requirements and that the accrual of new benefits will again be permitted under this plan.

REPORT OF THE GOVERNANCE, COMPENSATION AND NOMINATING COMMITTEE OF THE BOARD OF DIRECTORS

The executive compensation and benefit programs of the Company are administered by the Governance, Compensation and Nominating Committee (for purposes of this report, the "Committee"). The Committee is composed of Douglas W. Leatherdale, Chair, C. Coney Burgess, David A. Christensen, A. Barry Hirschfeld, Ralph R. Peterson and A. Patricia Sampson, all of whom are independent directors as defined by the listing standards of the New York Stock Exchange, "non-employee directors" of the Company as defined by Section 16(b) of the 1934 Act, and "outside directors" within the meaning of Section 162(m) of the Code. The Board has delegated to the Committee the responsibility of establishing the Company's compensation philosophy, as well as the compensation package for the Chief Executive Officer and other Named Executive Officers of the Company. This includes establishing and administering the Company's base salary program, executive annual and long-term incentive programs and executive benefit programs. The Committee also recommends and administers compensation and benefit programs for all Company executives and key talent.

Compensation Philosophy

The Committee's goal is to attract, retain and motivate the outstanding executive talent needed to deliver superior returns to shareholders and provide the highest quality of service to customers. The Company's executive compensation philosophy uses a combination of salary and performance-based (incentive) compensation, delivered through annual and long-term incentives, to align management's interests with those of shareholders. This philosophy results in a targeted compensation mix for senior officers in which annual and long-term incentives account for more than 50% of the executives' targeted annual compensation. In addition, the Company's compensation program helps to reinforce management's link to shareholders by establishing plans that compensate executives based on corporate, business unit and individual performance goals. Finally, significant use of equity-based incentives, combined with the Company's stock ownership guidelines, encourages management to respond to business challenges and opportunities as owners as well as employees.

In establishing a compensation strategy for the Company, the Committee works with an independent, nationally recognized compensation and benefits consulting firm and took into account several factors, including but not limited to:

  •
  the desire to align management's interests with those of shareholders and customers;

  •
  the desire to strongly link management pay to both annual and long-term Company performance; and

  •
  the need to attract talent from both within and outside of the utility industry, to retain individuals of outstanding ability and to motivate such individuals to achieve superior performance.

As a result, the Committee has approved a compensation strategy designed to meet these objectives and encourage executives to succeed in a highly evolving competitive environment. Base salaries and annual incentive opportunities are set primarily to the median of organizations of similar size in the utility industry. For these purposes, the utility industry peer group is very similar to, but somewhat broader than the EEI Electrics Index peer group utilized in the Stock Performance Graph on page 49. In the judgment of the Committee, the utility industry peer group is the appropriate group to use for compensation purposes. Long-term incentive targets are set at the 75th percentile of the utility industry and, as discussed below, are linked to both relative and absolute shareholder return. Base salaries are reviewed annually, with increases tied to such factors as individual performance, the executive's duties and responsibilities, financial results, and changes in the marketplace. Federal tax law limits the deductibility of executive compensation in excess of $1,000,000 unless certain exceptions are met. It is the Committee's intent to maintain the deductibility of executive compensation to the extent reasonably practicable and to the extent consistent with its other compensation objectives. For 2004, a portion of Mr. Brunetti's compensation was non-deductible.

Base Salary

The Committee targeted base salaries to the 50th percentile of similarly sized utility industry companies (on a revenue adjusted basis) as described above. Under the terms of his employment agreement, Mr. Brunetti was entitled to a base salary not less than his salary immediately prior to the merger between NCE and NSP that created Xcel Energy, which was $685,000. In connection with the assumption of increased responsibilities following the merger, effective August 2000, Mr. Brunetti received a salary adjustment to $895,000. Effective January 2002, Mr. Brunetti received a salary adjustment to $1,065,000. Mr. Brunetti did not receive any additional salary adjustments either for 2003 or 2004. Other Named Executive Officers received pay increases of 0% to 9% effective January 2004. In connection with the assumption of increased responsibilities following his appointment as President and Chief Operating Officer on October 22, 2003, Mr. Kelly had received a salary adjustment to $625,000 as of that date. These base salaries are included in the "Salary" column of the Summary Compensation Table.

Annual Incentives

For 2004, annual incentives were administered under the Xcel Energy Inc. Executive Annual Incentive Award Plan, which was approved by shareholders in 2000 (the "2000 Annual Incentive Plan"). Under the 2000 Annual Incentive Plan, annual incentive awards were targeted to the 50th percentile of the utility industry, as discussed above, and were based on achieving corporate financial and operational goals and business unit operational goals.

Target Annual Incentive Awards for 2004.    Annual incentive awards, expressed as a percentage of salary, were set by the Committee under the 2000 Annual Incentive Plan at the beginning of 2004. Payouts of annual incentive awards were dependent on the level of achievement of corporate financial and operational goals and business unit operational goals approved by the Committee, with each individual having the opportunity to earn from 0% to 200% of his or her target annual incentive award based on the level of achievement in 2004 of the goals applicable to such individual. Corporate goals included targeted earnings per share and earnings before interest, taxes, depreciation and amortization, a customer satisfaction measurement, an environmental measurement related to air emissions and operations measurements related to generation availability, system availability, a measure of employee engagement and safety. Business unit goals included customer service, reliability, safety, environmental responsibility and meeting budget, measured at a business unit level.

Target annual incentive awards (as a percent of base salary) were set for all Xcel Energy officers, ranging from 85% of salary for Mr. Brunetti to 55% of salary for the other Named Executive Officers.

With the approval of the Committee, an award could be multiplied by a leadership rating factor from zero to two.

Payouts of the annual incentive awards for Mr. Brunetti and Mr. Kelly were dependent entirely on attaining corporate goals. For the other Named Executive Officers, the formula was weighted 67% to attaining corporate goals and 33% to attaining business unit operational goals.

In order to encourage increased share ownership by executive officers, the 2000 Annual Incentive Plan provides the option for executives to receive their payments in shares of common stock or shares of restricted common stock (which vests in equal annual installments over a three-year period) in lieu of cash. A 5% premium is added to amounts paid in shares of common stock, and a 20% premium is added to amounts paid in shares of restricted common stock.

Calculation and Payment of 2004 Annual Incentive Awards.    Based on corporate performance during 2004, payouts under the corporate performance component were 46% of the corporate target. Business unit performance resulted in payouts ranging from 42% to 58% of the target for the business unit goals. As a result, the Named Executive Officers received from 46% to 50% of their targeted annual incentive awards. These annual incentive payments are included in the "Bonus" column of the Summary Compensation Table.

Long-Term Incentives

For 2004, long-term incentives were administered under the Xcel Energy Inc. Omnibus Incentive Plan, approved by shareholders in 2000. This plan allows for several forms of incentive compensation from which the Committee may select in designing long-term incentives.

For 2004, the Company's long-term incentive plan had two components:

  •
  performance-based restricted stock units; and

  •
  performance shares.

Long-term incentive opportunities ranged from 415% of base salary for Mr. Brunetti to 160% of base salary for the other Named Executive Officers. Performance-based restricted stock units were targeted to deliver 50% of each officer's long-term incentive opportunity, with the remaining 50% delivered through the performance share component.

Performance-Based Restricted Stock Unit Component.    On January 1, 2004, the Committee granted performance-based restricted stock units to executive officers. Each unit represented one share of our common stock. Prior to the expiration of the restricted period, the performance-based restricted stock units may not be sold or otherwise transferred by the recipients. The restricted period will end, and restrictions on transfer of the performance-based restricted stock units will lapse, when Xcel Energy's common stock achieves a 27% total shareholder return ("TSR") for 10 consecutive days; provided, however, that even if such TSR goal has been achieved, under no circumstances will the restrictions lapse until one year after the date of grant.

If the TSR target is not met within four years from the date of grant, the performance-based restricted stock units will be forfeited entirely. For these purposes, TSR is measured by the appreciation in the market price of our common stock since the date of grant (at which time the market price was $17.03) plus common dividends paid after the grant date.

The number of performance-based restricted stock units awarded was calculated by dividing the executive officer's target award by $17.03, the average of the high and low prices of our common stock on the date of the grant.

Mr. Brunetti was awarded 129,764 performance-based restricted stock units. Other Named Executive Officers were awarded from 18,321 to 56,731 performance-based restricted stock units. These awards are included in the Long-Term Incentive Plan Awards in Last Fiscal Year table.

Performance Share Component.    Awards in the performance share component are made in shares, each of which represents the value of one share of Xcel Energy common stock. The target number of shares granted was calculated by dividing the executive's target award by the fair market value of Xcel Energy common stock on the date of the grant. Payout of the performance share award is dependent entirely on a single measure, TSR relative to peers. Xcel Energy's TSR, as measured over a three-year period, will be compared to the three-year TSR of other companies in the EEI Electrics Index as a peer group, one of the groups against which our stock performance is measured in the Stock Performance Graph on page 49. At the end of each three-year period, the performance unit component provides for payout at the target level if Xcel Energy's TSR is at the 50th percentile of the peer group and at 200% of the target level for performance at or above the 75th percentile of the peer group. The performance unit component provides smaller payouts for performance below the 50th percentile. No payout would be made for performance below the 35th percentile.

For the measurement cycle that ended in 2004 (representing awards granted in 2002), the TSR was below the 35th percentile resulting in no payout.

For the 2004 to 2006 measurement cycle, Mr. Brunetti was awarded 129,764 shares. Other Named Executive Officers were awarded from 18,321 to 56,731 shares. These awards are included in the Long-Term Incentive Plan Awards in Last Fiscal Year table.

Other Perquisites and Benefits

Other perquisites and benefits provided to executives generally are not tied to the Company's financial performance, but are primarily designed to attract and retain executives. Among the perquisites and benefits provided by the Company in 2004 to its executives are Company-paid life insurance in an amount equal to four times base pay (which, in general, the executives can purchase upon termination by repaying to the Company the greater of the cash surrender value or the aggregate premiums paid by the Company), and benefits provided under the Xcel Energy Inc. Nonqualified Deferred Compensation Plan and the Xcel Energy Supplemental Executive Retirement Plan that make up for retirement benefits that cannot be paid under the Company's qualified retirement plans due to Code limitations and the exclusion of certain elements of pay from pension-covered earnings. The level of retirement benefits provided by these plans in the aggregate is reflected in the Pension Plan Table. Other perquisites and benefits provided by the Company in 2004 to its executives include reimbursement for financial planning services and home security systems, cash perquisite allowance, executive medical insurance and physicals, aircraft usage and club dues.

The value of these perquisites and benefits in 2004 was less than $50,000 for each of the Named Executive Officers.

Certain executive officers, including three of the Named Executive Officers, may receive severance benefits in accordance with the Xcel Energy Senior Executive Severance and Change in Control Policy, which is described in more detail under the heading "Employment Agreements and Severance Arrangements." The remaining two Named Executive Officers may receive severance benefits under their employment agreements, which are described in more detail under the heading "Employment Agreements and Severance Arrangements."

Stock Ownership Guidelines

The Committee believes that it is essential to align management's interests with those of the shareholders. In order to emphasize this belief, the Company adopted stock ownership guidelines for the executives. The Committee believes that linking a significant portion of an executive's current and potential future net worth to the Company's success, as reflected in the stock price, ensures that executives have a stake similar to that of the Company's shareholders. Such guidelines also encourage the long-term management of the Company for the benefit of the shareholders. The share ownership guideline for each executive is based on the executive's position. The guideline for the Chairman of the Board and Chief Executive Officer is five times base salary. The guideline for the President and Chief Operating Officer is four times base salary. Other business unit heads have a guideline of three times base salary. All other Company officers have share ownership guidelines of two times base salary. Each executive is expected to achieve the applicable ownership guidelines by August 1, 2005. All shares that the executive is entitled to vote count toward compliance with the ownership guidelines and the number of shares necessary to satisfy the guidelines is based on an assumed valuation of $18 per share.

Chief Executive Officer Compensation

The compensation of Wayne H. Brunetti, Chairman of the Board and Chief Executive Officer, is determined by the process described in the base salary, short-term and long-term performance components above, namely base salary, annual incentive, performance share and performance-based restricted stock units. For 2004, Mr. Brunetti received an annual incentive award target of 85% of base salary and a long-term incentive opportunity of 415% of base salary. As discussed above, he was awarded 129,764 performance-based restricted stock units and 129,764 performance shares.

Mr. Brunetti received no base salary adjustments for 2004. His base salary is included in the "Salary" column of the Summary Compensation Table above.

Conclusion

The Committee believes that the Company's executive compensation package effectively serves the interests of the Company and its shareholders. The balance of base pay and annual and long-term incentives provides increased motivation to executives to contribute to and participate in the Company's long-term success. The Committee is dedicated to ensuring that the Company's total compensation package continues to meet the needs of the Company and will monitor and revise compensation policies as necessary.

Submitted by the Governance, Compensation and Nominating Committee of the Xcel Energy Board of Directors

Douglas W. Leatherdale, Chair	A. Barry Hirschfeld
C. Coney Burgess	Ralph R. Peterson
David A. Christensen	A. Patricia Sampson

XCEL ENERGY STOCK PERFORMANCE GRAPH

The following compares our cumulative total shareholder return on common stock with the cumulative total return of the Standard & Poor's 500 Composite Stock Price Index, and the EEI Electrics Index over the last five fiscal years (assuming a $100 investment in each vehicle on December 31, 1999 and the reinvestment of all dividends).

The EEI Electrics Index currently includes 64 companies and is a broad measure of industry performance.

        (Xcel Energy Comparative Total Return graph omitted).

	1999	2000	2001	2002	2003	2004
Xcel Energy/NSP	$100	$159	$160	$68	$110	$124
EEI Electrics	$100	$148	$135	$115	$142	$174
S&P 500	$100	$90	$78	$60	$76	$83

EMPLOYMENT AGREEMENTS AND SEVERANCE ARRANGEMENTS

Wayne H. Brunetti Employment Agreement

At the time of the merger between NCE and NSP that created Xcel Energy, NCE and NSP also entered into a new employment agreement with Mr. Brunetti, which replaced his existing employment agreement with NCE when the merger was completed. The initial term of the agreement was four years, with automatic one-year extensions beginning at the end of the second year and continuing each year thereafter unless notice is given by either party that the agreement will not be extended. Under the terms of the agreement, Mr. Brunetti served as Chief Executive Officer and President and a member of the Board of Directors of the Company for one year following the merger, and, commencing August 18, 2001 (one year after the merger) began serving as Chief Executive Officer, President and Chairman of the Board of Directors of the Company. Mr. Brunetti is required to perform the majority of his duties at the headquarters of the Company in Minneapolis, Minnesota, and was required to relocate the residence at which he spends the majority of his time to the Twin Cities area. His agreement also provides that if Mr. Brunetti becomes entitled to receive severance benefits, he will be forbidden from competing with the Company and its affiliates for two years following the termination of his employment, and from disclosing confidential information of the Company and its affiliates.

Under his employment agreement, Mr. Brunetti will receive the following compensation and benefits:

  •
  a base salary not less than his base salary immediately before the merger;

  •
  the opportunity to earn annual and long-term incentive compensation amounts not less than he was able to earn immediately before the merger;

  •
  life insurance coverage and participation in a supplemental executive retirement plan; and

  •
  the same fringe benefits as he received under his NCE employment agreement, or, if greater, as those of the next higher executive officer of the Company.

If Mr. Brunetti's employment were to be terminated by the Company without cause or if he were to terminate his employment for good reason, he would be entitled to receive the compensation and benefits described above as if he had remained employed for the employment period remaining under his employment agreement and then retired, at which time he would be eligible for all retiree benefits provided to retired senior executives of the Company. In determining the level of his compensation following termination of employment, the amount of incentive compensation he would receive would be based upon the target level of incentive compensation he would have received in the year in which his termination occurred, and he would receive cash equal to the value of stock options, restricted stock and other stock-based awards he would have received instead of receiving the awards. In addition, the restrictions on his restricted stock would lapse and his stock options would have become vested. Finally, the Company would be obligated to make Mr. Brunetti whole for any excise tax on severance payments that he incurs.

Mr. Brunetti also had a change-of-control employment agreement with NCE. The NCE/NSP merger did not cause a "change of control" under this agreement, so it did not become effective as a result of the merger. However, in case this agreement becomes effective because of a later change of control, Mr. Brunetti has waived his right to receive any severance benefits under the change-of-control employment agreement to the extent they would duplicate severance benefits under his employment agreement.

Paul J. Bonavia Employment Agreement

In connection with and effective upon completion of the merger, we and Paul J. Bonavia entered into an amendment to an employment agreement between Mr. Bonavia and NCE. Except as discussed below, the original agreement expired December 14, 2000. In connection with the merger, Mr. Bonavia's position changed from Senior Vice President, General Counsel and President of NCE's International business unit to President of our Energy Markets business unit. In the amendment, Mr. Bonavia agreed not to assert before January 6, 2003 that his duties and responsibilities had been diminished, and thus he waived the right to claim certain benefits under the 1999 Xcel Energy senior executive severance policy (the "1999 Policy") relating to this change in his status prior to that date. If certain conditions were met on January 6, 2003 or within seven business days thereafter, which conditions include the termination of Mr. Bonavia's employment, Mr. Bonavia would have been entitled to severance benefits comparable to those provided to the other senior executives under the 1999 Policy, which terminated on August 18, 2003 on its scheduled termination date. In further amendments, Mr. Bonavia agreed to continue his employment through August 31, 2003.

Mr. Bonavia also agreed not to assert at any time that his duties and responsibilities have been diminished. In return, we agreed that if we terminate Mr. Bonavia's employment at any time for any reason other than cause, as defined in the 1999 Policy, or if Mr. Bonavia terminates his employment for any reason after August 31, 2003, then he will be entitled to severance benefits comparable to those provided to the other senior executives under the 1999 Policy as if he had terminated on January 6, 2003, and as adjusted for inflation. The severance benefits payable under the 1999 Policy included generally 2.5 times salary, bonus and long-term compensation, as well as payments for an additional 2.5 years of service under the pension and retirement savings plans. Based on his compensation levels as of January 6, 2003, the severance benefits payable to Mr. Bonavia under his employment agreement will be approximately $4,000,000.

2003 Severance and Change in Control Policy

In October of 2003, we adopted the Xcel Energy Senior Executive Severance and Change in Control Policy (the "2003 Policy"). The 2003 policy was intended to replace the 1999 Policy and, in many ways, operates similarly to the 1999 policy. Each of our Named Executive Officers, other than Mr. Brunetti and Mr. Bonavia, are participants in the 2003 Policy. Additional participants may be named by the Board or the Governance, Compensation and Nominating Committee from time to time.

Under the 2003 Policy, a participant whose employment is terminated will receive severance benefits unless:

  •
  the employer terminated the participant for cause (as defined in the 2003 Policy);

  •
  termination was because of the participant's death, disability or retirement;

  •
  the participant's division, subsidiary or business unit was sold and the buyer agreed to continue the participant's employment with specified protections for the participant; or

  •
  the participant terminated voluntarily.

The severance benefits for executive officers under the 2003 Policy include the following:

  •
  a cash payment equal to two times the participant's annual base salary and target annual incentive award;

  •
  prorated target annual incentive compensation for the year of termination;

  •
  financial planning benefit for two years and outplacement services costing not more than $30,000;

  •
  a cash payment equal to value of the additional amounts that would have been credited to or paid on behalf of the participant under pension and retirement savings plans, if the participant had remained employed for another two years;

  •
  continued medical, dental and life insurance benefits for two years; and

  •
  continued perquisite allowance for two years.

If the participant is terminated, including a voluntary termination following a diminution in salary, benefits or responsibilities, within two years following a change in control (as defined in the 2003 Policy), the participant will receive benefits under the 2003 Policy similar to the severance benefits above, except that for certain of our executive officers, including those of our Named Executive

Officers who are participants, the cash payment will be equal to three times the participant's annual base salary and target annual incentive award, the cash payment for the value of additional retirement savings and pension credits will be for three years instead of two and medical, dental and life insurance, financial planning and perquisite allowance benefits will be continued for three years instead of two. In addition, each of the participants entitled to enhanced benefits upon a change-in-control will be entitled to receive an additional cash payment to make the participant whole for any excise tax on excess parachute payments that he or she may incur, with certain limitations specified in the 2003 Policy.

To receive the benefits under the 2003 Policy, the participant must also sign an agreement releasing all claims against the employer and its affiliates, and agreeing not to compete with the employer and its affiliates and not to solicit their employees and customers.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category(1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders(2)	17,016,102	$26.67	4,728,180
Equity compensation plans not approved by security holders	n/a	n/a	(3)

(1)
Excludes securities authorized for issuance under the Xcel Energy Inc. 2005 Omnibus Incentive Plan and under the Xcel Energy Inc. Executive Annual Incentive Award Plan (Effective May 25, 2005), each approved by the Board on December 15, 2004 and submitted for approval by shareholders at the 2005 Annual Meeting.

(2)	Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
	PSCo Omnibus Incentive Plan	275,548		$22.09	—
	Xcel Energy Inc. Omnibus Incentive Plan	9,076,825	(4)	$26.55	2,772,334	(5)
	NRG Long-Term Incentive Compensation Plan	1,951,358		$32.28	—
	NCE Omnibus Incentive Plan	3,156,971		$26.33	—
	NSP Executive Long-Term Incentive Award Stock Plan	2,483,775		$23.54	—
	Xcel Energy Inc. Executive Annual Incentive Award Plan	—		—	1,277,471
	Stock Equivalent Plan for Non-Employee Directors	71,625		—	678,375
(3)
Xcel Energy had a Stock Equivalent Plan for Non-Employee Directors to more closely align directors' interests with those of our shareholders. Under this Stock Equivalent Plan, directors could receive an annual award of stock equivalent units with each unit having a value equal to one share of our common stock. Stock equivalent units do not entitle a director to vote and are only payable as a distribution of whole shares of the Company's common stock upon a director's termination of service. The stock equivalent units fluctuate in value as the value of our common stock fluctuates. Additional stock equivalent units are accumulated upon the payment of, and at the same value as, dividends declared on Xcel Energy common stock. The shareholders approved an amended and restated plan at the 2004 annual meeting. For awards made prior to this shareholder approval, the number of shares of the Company's common stock to be used for distribution under this Stock Equivalent Plan are purchased on the open market.

(4)
Includes performance shares, performance-based restricted stock units and reinvested dividend equivalents with respect to performance-based restricted stock units. For performance shares, the actual number of securities to be paid out will be dependent upon Xcel Energy's TSR compared to a peer group. Performance-based restricted stock units are subject to forfeiture as described under "Long-Term Incentives" in the Report of the Governance, Compensation and Nominating Committee.

(5)
Awards under the Omnibus Incentive Plan can take the form of stock options, stock appreciation rights, restricted stock, restricted stock units or performance shares or performance units.

ITEM 7. CONTRIBUTIONS AND PUBLIC RELATIONS

Date	Contributor	Recipient	Purpose	Amount
		COLORADO:
2004	Xcel Energy	CCI (Colorado Counties Inc.)	Annual Membership/Dues	$500
2004	Xcel Energy	CLEER (Center for Legislative Energy & Environmental Research)	Annual Membership/Dues	$2,500
2004	Xcel Energy	CMA	Annual Membership/Dues	$650
2004	Xcel Energy	LAMPAC	Annual Membership/Dues	$1,500
2004	Xcel Energy	West Associates	Annual Membership/Dues	$30,542
2004	Xcel Energy	Western Governor's Association	Annual Membership/Dues	$5,000
2004	Xcel Energy	Western Business Roundtable	Annual Membership/Dues	$30,000
2004	Xcel Energy	U.S. Chamber of Commerce	Annual Membership/Dues	$25,000
		MINNESOTA:
2004	Xcel Energy	Agri-Growth Council	Annual Membership/Dues	$1,500
2004	Xcel Energy	Minnesota Chamber of Commerce	Annual Membership/Dues	$22,000
2004	Xcel Energy	Minnesota Business Partners	Annual Membership/Dues	$26,000
2004	Xcel Energy	MECLI (Minnesota Environmental Coalition of Labor & Industry)	Annual Membership/Dues	$5,000
2004	Xcel Energy	MGRC (Minnesota Government Relations Council)	Annual Membership/Dues	$700
2004	Xcel Energy	Minnesota Taxpayers Association	Annual Membership/Dues	$400
		NEW MEXICO:
2004	Xcel Energy	New Mexico Association of Electric Companies	Annual Membership/Dues	$10,000
2004	Xcel Energy	Broadcasters Association of New Mexico	Annual Membership/Dues	$1,500
2004	Xcel Energy	Retail Association of New Mexico	Annual Membership/Dues	$2,000
		TEXAS
2004	Xcel Energy	AECT (Association of Electric Companies)	Annual Membership/Dues	$77,000
2004	Xcel Energy	CAP-PSI (Public Relations Consultant for AECT)	Annual Membership/Dues	$110,000

ITEM 8. SERVICE, SALES AND CONSTRUCTION CONTRACTS

Part I

Transaction	Serving Company	Receiving Company	Compensation
Construction Support	PSCo	Cheyenne	(1)
Engineering Services	Utility Engineering	PSCo	$12.9 million
Engineering Services	Utility Engineering	SPS	$14.6 million
Engineering Services	Utility Engineering	NSP-Minnesota	$9.3 million
Engineering Services	Utility Engineering	NSP-Wisconsin	$0.5 million
Engineering Services	Utility Engineering	Xcel Energy Services Inc.	$1.5 million
Engineering Services	PSCo	Cheyenne	(1)
Engineering Services	Cheyenne	PSCo	(1)
Field Engineering Services	NSP-Wisconsin	NSP Lands	(1)
Gas Storage Services	Young Gas Storage Co, Ltd	PSCo	(1)
Incidental Services	Operating Companies	Operating Companies	(1)
Lease Facilities	1480 Welton, WYCO Development	PSCo	(1)
Lease Fiber Optic Network	NCE Communications	PSCo	(1)
Lease Rail Cars	NSP-Minnesota	PSCo	$0.6 million
Management of Water Rights for Hydro Facility	Chippewa & Flambeau	NSP-Wisconsin	(1)
Nuclear Power Plant Operating Services	NMC	NSP	$314.7 million
Operations & Maintenance Service	PSCo	SPS, Cheyenne, WestGas, 1480 Welton, Utility Engineering	(1)
Operations & Maintenance Service	SPS, NSP-Minnesota	PSCo	(1)
Partnership Agreement	Quixx Corp	Quixx Linden	$0.1 million
Power Plant Management	Quixx Power Services	Quixx Linden	$1.4 million
Supply Chain Services, Materials and Supplies	PSCo	SPS, Cheyenne, 1480 Welton, Utility Engineering	(1)

(1)
Compensation data for each contract is not available and would be burdensome to create.

Part II

None

Part III

None

ITEM 9. WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

Part I

  (a)
  Xcel Energy completed the sales of the Argentina subsidiaries of Xcel Energy International in the fourth quarter of 2004. Therefore, Xcel Energy International no longer has any exempt wholesale generator or foreign utility company operations.

    U.S. Power Fund LP ("USPF"), a subsidiary owned 11.2 percent by Quixx, owns 100 percent of Denver City Energy Associates, LP, a partnership which owns a 50 percent interest in Mustang Station, a 488 megawatt combined cycle generating facility.

  (b)
  The total amount invested by Xcel Energy in Denver City Associates LP was approximately $7.5 million.

  (c)
  The ratio of debt to common equity and the earnings of Denver City Associates LP was:

    Debt to equity ratio—N/A

    Net income (in millions)—$0.3

  (d)
  Detail of service contracts, if any, were not available.

Part II

The relationship of each EWG and foreign utility company to other system companies is shown in Item 1.

Part III

Xcel Energy's aggregate investment in EWGs and foreign utility companies at December 31, 2004 was $7.5 million. The ratio of aggregate investment in EWGs and foreign utility companies to the aggregate capital investment in domestic public utility subsidiary companies was 0.1 percent.

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ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS

XCEL ENERGY INC. AND SUBSIDIARIES

DECEMBER 31, 2004

CONSOLIDATING BALANCE SHEETS

(Thousands of Dollars)

	Xcel Energy Inc. Consolidated	NSP-Minnesota Consolidated	NSP-Wisconsin Consolidated	PSCo Consolidated	SPS Consolidated	Other and Eliminations (filed confidentially)
ASSETS
Current Assets	$2,571,240	$794,043	$121,263	$1,054,463	$243,715	$357,756
Net Property, Plant and Equipment	14,095,955	5,108,583	920,674	5,939,335	1,958,437	168,926
Total Other Assets	3,637,648	2,062,889	118,492	458,808	292,976	704,483

Total Assets	$20,304,843	$7,965,515	$1,160,429	$7,452,606	$2,495,128	$1,231,165

LIABILITIES AND EQUITY
Current Liabilities	$2,335,994	$835,830	$101,039	$1,108,321	$263,616	$27,188
Deferred Credits and Other Liabilities	6,164,711	3,262,621	311,269	1,877,772	625,139	87,910
Minority Interest	3,220	—	100	—	—	3,120
CAPITALIZATION
Long-Term Debt	6,493,020	1,859,737	315,398	2,179,961	825,462	1,312,462
Preferred Stock	104,980	—	—	—	—	104,980
Common Stockholders' Equity	5,202,918	2,007,327	432,623	2,286,552	780,911	(304,495)

Total Liabilities and Equity	$20,304,843	$7,965,515	$1,160,429	$7,452,606	$2,495,128	$1,231,165

XCEL ENERGY INC. AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

(Thousands of Dollars)

	Xcel Energy Inc. Consolidated	NSP-Minnesota Consolidated	NSP-Wisconsin Consolidated	PSCo Consolidated	SPS Consolidated	Other and Eliminations (filed confidentially)
Operating Revenues	$8,345,259	$3,319,562	$614,495	$3,296,442	$1,333,775	$(219,015)
Operating Expenses	7,272,043	2,887,929	506,216	2,865,392	1,198,852	(186,346)
Operating Income	1,073,216	431,633	108,279	431,050	134,923	(32,669)
Less: Minority Interest	—	—	—	—	—	—
Interest and other income	14,808	1,089	100	24	1,919	11,676
Allowance for funds used during construction—equity	33,648	20,747	2005	9,809	1,086	1

Total Other Income (Expense)	48,456	21,836	2,105	9,833	3,005	11,677

Interest on Long-Term Debt	458,971	142,147	21,871	157,447	53,528	83,978
Allowance for funds used during construction—debt	(23,814)	(13,565)	(1,087)	(7,425)	(1,736)	(1)

Total Interest Charges and Financing Costs	435,157	128,582	20,784	150,022	51,792	83,977

Income Taxes	159,586	94,613	35,215	72,856	31,233	(74,331)
Discontinued Operations—net of tax	(170,968)	—	—	—	—	(170,968)

Net Income (Loss)	355,961	230,274	54,385	218,005	54,903	(201,606)

Dividend Requirements and Redemption Premiums on Preferred Stock	4,241	—	—	—	—	4,241

Earnings Available for Common Shareholders	$351,720	$230,274	$54,385	$218,005	$54,903	$(205,847)

XCEL ENERGY INC. AND SUBSIDIARIES

YEAR ENDED DECEMBER 31, 2004

CONSOLIDATING STATEMENTS OF CASH FLOWS

(Thousands of Dollars)

	Xcel Energy Inc. Consolidated	NSP-Minnesota Consolidated	NSP-Wisconsin Consolidated	PSCo Consolidated	SPS Consolidated	Other and Eliminations (filed confidentially)
Total Operating	$817,105	$639,736	$94,325	$337,059	$164,115	$(418,130)
Total Investing	(1,235,207)	(710,394)	(55,611)	(437,565)	(118,042)	86,405
Total Financing	(110,692)	(5,123)	(39,303)	(23,869)	(55,937)	13,540
Change in Cash—Discontinued Operations	(13,167)	—	—	—	—	(13,167)
Change in Cash—adoption of FIN No. 46	3,439	—	683	—	—	2,756

Change in Cash	(538,522)	(75,781)	94	(124,375)	(9,864)	(328,596)
Cash and Cash Equivalents at Beginning of Year	568,283	82,015	137	125,101	9,869	351,161

Cash and Cash Equivalents at End of Year	$29,761	$6,234	$231	$726	$5	$22,565

XCEL ENERGY INC. AND SUBSIDIARIES

FOR THE YEAR ENDED DECEMBER 31, 2004

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

(Thousands of Dollars)

	Xcel Energy Inc. Consolidated	NSP-Minnesota Consolidated	NSP-Wisconsin Consolidated	PSCo Consolidated	SPS Consolidated	Other and Eliminations (filed confidentially)
Retained Earnings at Beginning of Year	$368,663	$965,880	$269,516	$421,614	$407,632	$(1,695,979)
Net Income (loss) Available for Common Shareholders	355,961	230,274	54,385	218,005	54,903	$(201,606)
Common Stock Dividends	(323,742)	(212,214)	(48,809)	(246,873)	(92,105)	$276,259
Preferred Stock Dividends	(4,241)	—	—	—	—	$(4,241)

Retained Earnings at End of Year	$396,641	$983,940	$275,092	$392,746	$370,430	$(1,625,567)

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EXHIBITS

Copies of the documents listed below which are identified with an asterisk (*) have heretofore been filed with the SEC and are incorporated herein by reference and a part hereof. Exhibits not so identified are filed herewith, unless otherwise stated.

Exhibit A*

Annual reports of Xcel Energy (File No. 1-3034), NSP-Minnesota (File No. 000-31387), NSP-Wisconsin (File No. 001-03140), PSCo (File No. 001-03280) and SPS (File No. 001-03789) are incorporated herein by reference to their Annual Reports on Form 10-K for the year ended December 31, 2004.

Exhibit B

Xcel Energy
B-1.1*	Agreement and Plan of Merger, dated as of March 24, 1999, by and between Northern States Power Co. and New Century Energies, Inc. (Filed as Exhibit 2.1 to the Report on Form 8-K (File No. 1-12907) of New Century Energies, Inc. dated March 24, 1999.)
B-1.2*	Articles of Incorporation and Amendments of the Company (Filed as Exhibit 4.01 to the Report on Form 8-K (File No. 1-1034) filed on August 21, 2000.)
B-1.3*	By-Laws of the Company (Filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (File No. 333-48590) filed on October 25, 2000.)
NSP-Minnesota
B-2.1*	Articles of Incorporation and Amendments of the Company (Filed as Exhibit 3.01 to Form 10-12G (File No. 0-31709) dated October 5, 2000.)
B-2.2*	By-Laws of the Company (Filed as Exhibit 3.02 to Form 10-12G (File No. 0-31709) dated October 5, 2000.)
NSP-Wisconsin
B-3.1*	Amended and Restated Articles of the Company (Filed as Exhibit 3.01 to Form S-4 (File No. 333-112033) dated January 21, 2004.)
B-3.2*	By-Laws of the Company as Amended (Filed as Exhibit 3.02 to Form S-4 (File No. 333-112033) dated January 21, 2004.)
PSCo
B-4.1*	Amended and Restated Articles of Incorporation dated July 10, 1998 (Filed as Exhibit 3(a)(1) to the Report on Form 10-K (File No. 1-3280) for the year ended December 31, 1998.)
B-4.2*	By-Laws dated November 20, 1997 (Filed as Exhibit 3(b)(1) to the Report on Form 10-K (File No. 1-3280) for the year ended December 31, 1997.)
SPS
B-5.1*	Amended and Restated Articles of Incorporation dated September 30, 1997 (Filed as Exhibit 3(a)(2) to the Report on Form 10-K (File No. 1-3789) for the year ended December 31, 1997.)
B-5.2*	By-Laws dated September 29, 1997 (Filed as Exhibit 3(b)2 to the Report on Form 10-K (File No. 1-3789) for the year ended December 31, 1997.)
Other Subsidiaries
B-6.1*	Articles of Incorporation and By-Laws for other subsidiary companies (Filed as Exhibit B on Form U-5-S (File No. 001-03034) for the year ended December 31, 2002.)

EXHIBIT C*

Instruments defining the rights of security holders, including indentures, have been previously filed with the SEC and are identified in the exhibit index in the Form 10-K's for the year ended December 31, 2004.

EXHIBIT D*

Xcel Energy and subsidiary companies agreement for filing consolidated Federal income tax return, allocation of consolidated Federal income tax return, and for allocation of consolidated Federal income tax liabilities and benefits is filed as Exhibit D to the Form U-5S (File No. 1-03034) for the year ended December 31, 2000.

EXHIBIT E

None

EXHIBIT F

F-1.1	Opinion of the independent accountants as to the consolidated financial statements and the footnotes to such statements for the year ended December 31, 2004.
F-1.2
Consolidating balance sheets and statements of income, cash flows and retained earnings, to the extent available for subsidiaries that are not considered a majority-owned associate company, are filed confidentially pursuant to Rule 104(b) of the PUHCA.
F-1.3
Reproductions of classified utility plant accounts, related depreciation or amortization reserve schedules and schedules of other property or investments as included in the annual report of the companies to its utility commissions.

EXHIBIT G

The relationship of each EWG or foreign utility company in which the system holds an interest to other system companies is reflected in Item 1.

EXHIBIT H

Balance sheets and statements of income and cash flows, to the extent available, for EWGs and foreign utility companies are filed as part of Exhibit F-1.2, and are filed confidentially pursuant to Rule 104(b) of the PUHCA.

SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

Xcel Energy Inc. (Name of Reporting Company)
By	/s/ TERESA S. MADDEN (Signature of Signing Officer)
Teresa S. Madden, Vice President and Controller (Printed Name and Title of Signing Officer)